As filed with the Securities and Exchange Commission on May 16, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ARIES MARITIME TRANSPORT LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6 Posidonos Ave. Kallithea 176 74 Athens Greece 011 30 210 946 7433		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address and telephone number of Registrant’s principal executive offices)		(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Ted W. Paris, Esq. Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002 (713) 229-1234 (telephone number) (713) 229-1522 (facsimile number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Shares, $0.01 par value per share	17,250,000	$16.00	$276,000,000	$32,485

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes common shares issuable upon exercise of the underwriters’ over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 16, 2005

PROSPECTUS

15,000,000

Common Shares

We are offering 10,200,000 of our common shares and the selling shareholder is offering 4,800,000 of our common shares. We will not receive any proceeds from the sale of common shares by the selling shareholder. This is our initial public offering, and no public market currently exists for our common shares. We expect the initial public offering price to be between $14.00 and $16.00 per common share. We have applied for the quotation of our common shares on the Nasdaq National Market under the symbol “RAMS.”

Investing in our common shares involves a high degree of risk.

Please read “ Risk Factors” beginning on page 8.

	Public Offering Price	Underwriting Discounts and Commissions	Proceeds to Aries Maritime Transport Limited (Before Expenses)	Proceeds to Selling Shareholder (Before Expenses)
Per Share	$	$	$	$
Total	$	$	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the common shares is expected to be made on or about                     , 2005. The underwriters have an option to purchase an additional 2,250,000 common shares from the selling shareholder to cover over-allotments.

Jefferies & Company, Inc.	Credit Suisse First Boston

Fortis Securities LLC

The date of this prospectus is                     , 2005.

Until                 , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common shares whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares or (2) our common shares in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided our common shares remain listed on an appointed stock exchange, which includes the Nasdaq National Market. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. Before investing in our common shares, you should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and related notes, for a more complete understanding of our business and this offering. The information presented in this prospectus (1) assumes an initial public offering price of $15.00 per common share, which is the mid-point of the estimated range of that price, (2) gives effect to a 13.4774-for-1 stock split, which will occur prior to the listing of our common shares, and (3) assumes that the underwriters will not exercise their over-allotment option. Unless we specify otherwise, all references and data in this prospectus to our business, our vessels and our fleet refer to our fleet of twelve vessels, including two container vessels that we intend to acquire shortly after the closing of this offering. Unless we specify otherwise, all references in this prospectus to “we,” “our,” “us” and the “Company” refer to Aries Maritime Transport Limited and its subsidiaries. Please read “Glossary of Shipping Terms” included in this prospectus for definitions of certain terms that are commonly used in the shipping industry. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. dollars.

Our Company

We are Aries Maritime Transport Limited, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels that subsidiaries of Aries Energy contributed to us in exchange for our common shares. In connection with that transaction, we assumed approximately $214 million of debt, which our subsidiaries incurred to acquire the vessels we now own. Our fleet currently consists of seven products tankers and three container vessels.

We have an option to re-acquire two additional container vessels from an affiliate of Aries Energy for a purchase price of $36.2 million per vessel (since February 21, 2005, the purchase price for each vessel has been and will continue to be reduced by $6,450 per day until the vessel is delivered). Aries Energy sold the vessels to that affiliate in December 2004 for an aggregate purchase price of $65 million following an agreement reached in October 2004. Our option expires on July 21, 2005. Assuming this offering results in gross proceeds to us of at least $140 million, we will be required to exercise the option. We expect that the two container vessels will be delivered to us within 30 days of our exercise of the option. Assuming we exercise the option and take delivery of the two container vessels, our fleet will consist of seven products tankers with an aggregate capacity of approximately 391,124 dwt and five container vessels with an aggregate capacity of approximately 12,509 TEU.

Our Fleet

Our products tankers consist of four double-hulled MR tankers, two double-hulled Panamax tankers and one double-hulled Aframax tanker. Our products tankers are designed to transport several different refined petroleum products simultaneously in segregated, coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil, as well as edible oils. The average age of our products tankers is approximately 7.8 years. All of our products tankers currently operate under long-term time charters with established charterers.

Our five container vessels (including the two vessels that we have the option to purchase) range in capacity from 1,799 to 2,917 TEU and have an average age of 15.6 years. Container vessels of this size can be used for major long-haul routes and as feeders in regional areas. As a result, we believe container vessels of this size have the flexibility of being used on more trade routes than larger or smaller size vessels. All of our container vessels are currently employed under long-term time charters with major container lines.

The following table summarizes information about our fleet:

Vessel Name	Size	Year Built	Charterer/ Subcharterer	Expiration of Time Charter	Charter Hire (net per day)	Initial Daily Vessel Operating Expense(2)

Products Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860	$4,500
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860	$4,500
Nordanvind	38,701 dwt	2001	PDVSA	Through 10/05	$13,331	$5,000
			PDVSA	10/05 to 10/08	$19,988
Bora	38,701 dwt	2000	PDVSA	Through 11/05	$13,331	$5,000
			PDVSA	11/05 to 11/08	$19,988
High Land	41,450 dwt	1992	d’Amico	Through 3/06	$12,838	$4,700
			Trafigura	3/06 to 4/08	$16,575
High Rider	41,502 dwt	1991	d’Amico	Through 3/06	$12,838	$4,700
			Trafigura	3/06 to 4/08	$16,575
Citius	83,970 dwt	1986	ST Shipping	Through 8/06	$18,330 + 50% of profits over and above $18,800	$4,800

Container Vessels
CMA CGM Makassar(1)	2,917 TEU	1990	CMA CGM	Through 5/05	$15,405	$5,100
				5/05 to 5/10	$20,400
CMA CGM Seine(1)	2,917 TEU	1990	CMA CGM	Through 9/05	$15,405	$5,100
				9/05 to 9/10	$20,400
CMA CGM Energy	2,438 TEU	1989	CMA CGM	Through 4/07	$21,954	$4,800
CMA CGM Force	2,438 TEU	1989	CMA CGM	Through 6/07	$21,954	$4,800
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/07	$13,956	$4,400

(1)	We expect to exercise an option to acquire these vessels from an affiliate of Aries Energy following the closing of this offering.
(2)	The initial daily vessel operating expense amounts shown in this column are the anticipated vessel operating expenses, including the management fees we expect to pay Magnus Carriers Corporation, an affiliate of ours, to manage the day-to-day operation of our vessels, subject to adjustment as described under “Business—Fleet Management.”

Our long-term time charters have remaining periods ranging from approximately 1.3 years to 5.3 years, with an average of 3.2 years. Five vessels are chartered (or subchartered by the charterer) to state-owned companies, and the remaining vessels are chartered to established international companies.

We believe that industry-wide charter rates and vessel values are currently at high levels. Several of our charters were entered into before the recent increase in industry-wide charter rates. As a result, if charter rates stay at their currently high levels, we believe that our charter rates following renewal of our charters are likely to be accretive to our earnings; however, we cannot assure you that charter rates will not decline from their current high levels. Please read “Risk Factors—Industry Specific Risk Factors—Charter rates for products tankers and container vessels are at historically high levels and may decrease in the future, which may adversely affect our earnings,” and “Risk Factors—Company Specific Risk Factors—Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow” and “Business—Vessel Charters.”

Fleet Management

We have entered into separate ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide management of each of our vessels. Magnus Carriers is an established ship management company that provides ship management services for affiliated companies, such as our company, as well as third parties, including commercial banks. Magnus Carriers and its affiliates have offices in Athens, Greece and London, England with 37 land-based administrative employees and employ more than 400 seafarers on approximately 18 vessels.

Under our ship management agreements, Magnus Carriers is responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage tax, maintaining insurance and other vessel operating activities. Under the ship management agreements, we will pay Magnus Carriers according to jointly-established budgeted vessel operating expenses, which initially will range between $4,400 and $5,100 per vessel per day and which will increase by 3% annually. These operating expense amounts will be subject to adjustment every three years. If actual expenses differ from budgeted amounts we will share equally in the costs or savings; however, we will be solely responsible for any increased costs related to improvements, structural changes or installation of new equipment which may be required by law or regulation.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. We will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. Magnus Carriers will also supervise the sale of our vessels and the purchase of additional vessels in accordance with our instructions. We will pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may use third parties for commercial management services from time to time.

In addition, as long as Magnus Carriers is our fleet manager, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

•	Time charters in place for all vessels. We currently have long-term time charters in place for each of our vessels, which we expect will reduce the volatility of our revenues.

•	Double-hulled tanker fleet. All our products tankers are double-hulled with coated cargo tanks capable of transporting a variety of wet cargo, including dirty and clean petroleum products and edible oils.

•	Diverse fleet. We maintain a diverse fleet consisting of MR, Panamax and Aframax products tankers with capacities ranging from 38,701 to 83,970 dwt, and container vessels with capacities ranging from 1,799 to 2,917 TEU.

•	Experienced management through our senior executives and Magnus Carriers. Our management team and our manager, Magnus Carriers, have extensive experience in the shipping industry. Our President and Chief Executive Officer has 30 years of experience in the shipping industry, and our Chief Financial Officer has over 20 years of experience in ship financing and operations.

•	Five pairs of sister ships. Three pairs of our products tankers and two pairs of our container vessels are sister ships, which can result in cost efficient operations and more chartering opportunities.

•	Strong relationships with charterers. We have strong relationships with established charterers, including major national, regional and international oil companies, charterers and oil traders.

Our Strategy

Our strategy is designed to generate stable cash flow from our existing operations while limiting our exposure to volatility in the shipping markets and to grow through acquisitions that we expect to be accretive to our cash flow. As part of our strategy, we intend to:

•	Pay dividends out of available cash. We currently intend to pay regular cash dividends on a quarterly basis, beginning with an estimated dividend of $0.56 per share in November 2005, which amount reflects the four-month period between the commencement of our operations, which is assumed to be June 1, 2005, and September 30, 2005, subject to the limitations discussed in “—Dividend Policy” below.

•	Generate stable cash flow through long-term time charters. We intend to employ our vessels under long-term time charters to provide us with a stable cash flow base.

•	Grow through accretive acquisitions. We will have $150 million available under our new senior secured credit agreement that we intend to use to acquire additional double-hulled products tankers and container vessels that we believe will be accretive to our cash flow.

•	Focus on the products tanker and container vessel markets. We will monitor market conditions across the various shipping sectors and may adjust the mix of our fleet by acquiring additional double-hulled products tankers or container vessels to accommodate changing market conditions.

•	Maintain strong relationships with our charterers by providing well-maintained vessels. We intend to keep our vessels fully employed and secure repeat business with charterers by providing well-maintained vessels.

Dividend Policy

We intend to pay quarterly dividends to the holders of our common shares in February, May, August and November of each year in amounts substantially equal to the charterhire received by us under the charters for our vessels during the preceding calendar quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

On the basis of our existing operations, we intend to pay our first dividend, in the amount of $0.56 per share, in November 2005, which amount reflects the four-month period between the commencement of our operations which is assumed to be June 1, 2005 and September 30, 2005.

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our new senior secured credit agreement, the provisions of Bermuda law affecting the payment of dividends, and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the expiration or earlier termination of our charters, we will have any sources of income from which dividends may be paid. For more information on our ability to pay dividends, please read “Dividend Policy.”

Our New Senior Secured Credit Agreement

We have committed to enter into a new senior secured credit agreement with a group of international lenders, which will provide us with a $140 million term loan facility and a $150 million revolving acquisition facility, conditional upon, among other things, this offering raising minimum net proceeds to us of at least $140 million. The term loan will mature four years from the closing date of this offering and the revolving facility will expire two years from the closing date of this offering. The outstanding principal under our term loan facility will be scheduled to be repaid in one payment of $140 million 48 months after the date of the closing of this offering. We intend to use borrowings under the term loan, together with proceeds from this offering, to refinance the indebtedness that we assumed in connection with our acquisition of the first ten vessels in our fleet and to acquire the two additional vessels from an affiliate of Aries Energy. We may borrow amounts under the revolving acquisition facility from time to time until the second anniversary of the closing of this offering. Each borrowing under the revolving acquisition facility is scheduled to be repaid quarterly, beginning nine months following the acquisition of the vessel, except that principal repayment commences after 48 months if 60% of the principal of a revolving loan has been prepaid and repayment of up to 25% is accelerated if the acquired vessel is not chartered for a minimum of 12 months within six months of acquisition. We may only use borrowings under the revolving acquisition facility to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels. We may be required to repay outstanding amounts under the credit agreement sooner if the collateral securing our obligations under the credit agreement decreases in value.

The Offering

Common shares offered by us	10,200,000 shares.

Common shares offered by the selling shareholder	4,800,000 shares.

Common shares to be outstanding immediately after this offering	26,376,877 shares.

Use of proceeds

We expect the net proceeds to us from this offering will be approximately $140 million, after deducting the underwriting discount and estimated offering expenses. We intend to use those net proceeds and proceeds from the $140 million term loan under our new senior secured credit agreement to repay the debt we assumed in connection with our acquisition of the first ten vessels in our fleet and to acquire two additional container vessels from an affiliate of Aries Energy. We will not receive any proceeds from the sale of common shares by the selling shareholder. Please read “Use of Proceeds.”

Nasdaq National Market listing	We have applied for the quotation of our common shares on the Nasdaq National Market under the symbol “RAMS.”

Principal Executive Office

Our principal executive office is located at 6 Posidonos Ave., Kallithea 176 74, Athens, Greece, and our telephone number is 011 30 210 946 7433.

Summary Combined Financial Information and Other Data

The following summary combined financial and other data summarizes our historical predecessor combined carve-out financial and other information. The summary combined financial data set forth below as of and for the periods ended December 31, 2003 and 2004 have been derived from our predecessor audited combined carve-out financial statements included in this prospectus. The summary combined financial and other data are not indicative of the results we would have achieved had we operated as a public company or of our future results. This information should be read in conjunction with “Selected Combined Financial Information and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and related notes included in this prospectus. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion of “Lack of Historical Operating Data for Vessels Before their Acquisition” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31, 2003	December 31, 2004
	(Dollars in thousands, except per share data)
Income Statement Data (for period ending)
Revenues	$7,316	$48,269
Gain on disposal of vessels	—	14,724
Commissions	(150)	(1,189)
Voyage expenses	(24)	(312)
Vessel operating expenses	(2,694)	(12,535)
Depreciation	(1,721)	(12,724)
Amortization of drydocking and special survey costs	(271)	(1,552)
Management fees to related party	(199)	(893)
Net operating income	2,257	33,788
Interest expense	(1,539)	(8,616)
Interest income	5	58
Other (income) expenses, net	6	76
Change in fair value of derivatives	(215)	(33)
Net Income	514	25,273
Pro forma net income per share (basic and diluted)	$0.03	$1.56
Pro forma weighted average number of shares (basic and diluted)	16,176,877	16,176,877

Balance Sheet Data (at period end)
Total current assets	$890	$12,371
Total assets	45,534	245,725
Total current liabilities	4,177	34,666
Long-term debt, net of current portion	37,743	185,050
Total liabilities	45,020	229,072
Shareholders’ equity (deficit)	514	16,653

Other Financial Data (for period ending)
Net cash provided by operating activities	$4,426	$21,899
Net cash used in investing activities	(41,612)	(161,773)
Net cash provided by financing activities	37,853	144,541
Net increase in cash and cash equivalents	667	4,667

Fleet Data (at period end)
Number of products tankers owned	2	7
Number of container vessels owned	—	3

RISK FACTORS

You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common shares. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows, financial condition and ability to pay dividends could be materially adversely affected. In any such case, the market price of our common shares could decline, and you may lose all or part of your investment.

Industry Specific Risk Factors

Charter rates for products tankers and container vessels are at historically high levels and may decrease in the future, which may adversely affect our earnings.

If the shipping industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. Our ability to recharter our vessels on the expiration or termination of our current charters, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the products tanker and container vessel markets at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for oil and oil products and container transportation.

Factors beyond our control may adversely affect the demand for and value of our vessels.

The factors affecting the supply and demand for products tankers and container vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for vessel capacity include:

•	demand for oil and oil products;

•	changes in oil production and refining capacity;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.

If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. For instance, given that, as of the end of 2004, the capacity of the worldwide container vessel fleet was approximately 7.4 million TEU, with approximately 3.4 million TEU of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

The value of our vessels may fluctuate, adversely affecting our liquidity and causing us to breach our new senior secured credit agreement.

Vessel values can fluctuate substantially over time due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	the types and sizes of available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity;

•	the cost of newbuildings;

•	prevailing charter rates; and

•	the cost of retrofitting or modifying second-hand vessels, as a result of charterer requirements, technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the products tanker and container vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

The market value of our vessels, which are currently at high levels, may decline, which could lead to a default under our loan agreements and the loss of our vessels.

If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing credit facilities and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. For instance, if the market value of our fleet declines below 145% of the aggregate outstanding principal balance of our borrowings under our new senior secured credit agreement, we will not be in compliance with certain provisions of our new senior secured credit agreement and, as a result, we will not be able to pay dividends and may not be able to refinance our debt or obtain additional financing.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

The shipping industry has inherent operational risks that could negatively impact our results of operations.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. All these hazards can result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. If one of our vessels were involved in an accident with the potential risk of environmental contamination, the resulting media coverage could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our insurance may not be adequate to cover our losses.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance, war risk insurance and off-hire insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another vessel in our fleet.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

International container shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have more than doubled container inspection rates to approximately 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether carrier companies may seek to pass on certain of the costs associated with any new security procedures to vessel owners. Any additional costs or a decrease in container volumes could have an adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Terrorist attacks and international hostilities can affect the shipping industry, which could adversely affect our business.

Terrorist attacks like those of September 11, 2001 or war or international hostilities, including those currently underway in Iraq and the Middle East, could adversely affect the world economy, the availability of and demand for crude oil and petroleum products and the charter rates in the products tanker and container vessel markets. Terrorist attacks, such as the attack on the M/T Limburg in October 2002, could also adversely affect our operations and directly impact our vessels or our charterers. We conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Company Specific Risk Factors

We cannot assure you that we will pay dividends.

We will make dividend payments to our shareholders only if our board of directors, acting in its sole discretion, determines that such payments would be in our best interest and in compliance with relevant legal and contractual requirements. The principal business factors that our board of directors expects to consider when determining the timing and amount of dividend payments will be our earnings, financial condition and cash requirements at the time. Currently, the principal contractual and legal restrictions on our ability to make dividend payments are those contained in our new senior secured credit agreement and those created by Bermuda law.

Our new senior secured credit agreement prohibits us from paying a dividend if an event of default under the credit agreement is continuing or would result from the payment of the dividend. Our new senior secured credit agreement further requires us to maintain specified financial ratios and minimum liquidity and working capital amounts. Our obligations pursuant to these and other terms of our new senior secured credit agreement could prevent us from making dividend payment under certain circumstances.

Under Bermuda law, we may not declare or pay dividends if there are reasonable grounds for believing that (1) we are, or would after following the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities, our issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for our shares in excess of the aggregate par value of such shares). Consequently, events beyond our control, such as a reduction in the realizable value of our assets, could cause us to be unable to make dividend payments or require us to take steps that would make dividend payments commercially unadvisable.

We may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. We may also enter into new agreements or new legal provisions may be adopted that will restrict our ability to pay dividends. As a result, we cannot assure you that dividends will be paid with the frequency set forth in this prospectus or at all.

Our historical financial and operating data may not be representative of our future results because we are a newly formed company with no operating history as a stand-alone entity or as a publicly traded company.

Our historical financial and operating data may not be representative of our future results because we are a newly formed company with no operating history as a stand-alone entity or as a publicly traded company. Our combined financial statements included in this prospectus have been carved out of the consolidated financial statements of Aries Energy, a private company which owned and operated two products tankers during the period from March 2003 to December 31, 2003 and seven products tankers and five container vessels during the year ended December 31, 2004. Consistent with shipping industry practice, we have not obtained, nor do we present in this prospectus, historical operating data for our vessels prior to their acquisition. Although our results of operations, cash flows and financial condition reflected in our combined financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure. In addition, our executive officers do not have any experience running a publicly traded company.

We depend upon a few significant charterers for a large part of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. During 2004, all of our revenue was derived from six charterers, PDVSA Petroleo, S. A., d’Amico Societa di Navigazione, ST Shipping and Transportation Inc., Deiulemar Compagnia di Navigazione S.p.A, CMA CGM S.A. and China Shipping Container Lines (Asia) Co. Ltd. If we were to lose any of these charterers, or if any of these charterers significantly reduced its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition would be adversely affected.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in the “Prospectus Summary—Our Fleet” and elsewhere in this prospectus. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of a specific shipping market sector, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

Servicing our debt will substantially limit our funds available for other purposes, such as vessel acquisitions and the payment of dividends.

We intend to finance future vessel acquisitions through borrowings under our new senior secured credit agreement. A large part of our earnings may be required to pay principal and interest on that debt. Our debt service payments will reduce our funds available for other purposes, including those that may be in the best interests of our shareholders. We cannot assure you that our future cash flows will be adequate to fund future vessel acquisitions or to pay dividends.

Our new senior secured credit agreement will impose significant operating and financial restrictions.

Our new senior secured credit agreement will place significant operating and financial restrictions on us, including our ability to:

•	incur additional indebtedness;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	engage in mergers, amalgamations or acquisitions;

•	pay dividends (as described under “—We cannot assure you that we will pay dividends”);

•	make capital expenditures; and

•	change the management of our vessels or terminate or materially amend our ship management agreements with Magnus Carriers.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our credit agreement will require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include covenants to: (1) maintain shareholders’ equity of no less than 35% of our total assets; (2) maintain cash and cash equivalents of at least $5.0 million, increasing by $1.25 million per year and by an additional $800,000 for every $10 million borrowed under the revolving acquisition facility; (3) ensure that current liabilities do not exceed our current assets; (4) maintain an EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense ratio of no less than 3.00 to 1.00 on a trailing four quarter basis; and (5) maintaining the aggregate fair market value of our vessels at a minimum of 145% of our aggregate outstanding loans under the credit agreement. Following the offering we expect to be able to comply with all of these covenants. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facility would prevent us from borrowing additional money under the credit facility and could result in a default under the credit facility. If a default occurs under our credit facility, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Our ability to obtain additional debt financing may depend on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining that capital. Our inability to obtain additional financing or our ability to obtain additional financing at higher than anticipated costs may materially and adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We will depend on Magnus Carriers, a private company, or other management companies to manage and charter our fleet.

We are a newly formed company with only four employees. We have contracted the commercial and technical management of our fleet, including crewing, maintenance and repairs to our affiliate, Magnus Carriers. In addition, we expect that we will need to seek approval from our lenders to change our manager. The loss of Magnus Carriers’ services or its failure to perform its obligations under the management agreements could materially and adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends. Although we may have rights against Magnus Carriers if it defaults on its obligations to us, our shareholders will not directly share that recourse.

The ability of Magnus Carriers to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Magnus Carriers’ financial strength. Because Magnus Carriers is privately held, it is unlikely that information about its financial strength would become public prior to any default by Magnus Carriers under the management agreements. As a result, an investor in our shares might have little advance warning of problems affecting Magnus Carriers, even though those problems could have a material adverse effect on us.

Magnus Carriers and its affiliates may acquire or charter vessels that compete with our fleet.

Magnus Carriers and affiliates may acquire or charter additional products tankers and container vessels in the future, subject to a right of first refusal that Magnus Carriers, its principals and affiliates under its control have granted to us. If we do not purchase or charter these vessels, they could compete with our fleet, and Magnus Carriers and its affiliates might be faced with conflicts of interest between their own interests and Magnus Carriers’ obligations to us under the ship management agreements.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations and to make dividend payments.

We are a holding company, and we have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all our vessels, and payments under the charters with our charterers are made to our subsidiaries. As a result, our ability to satisfy our financial and other obligations and to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

We may not be able to grow or effectively manage our growth.

A principal focus of our strategy is to grow by expanding our business. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•	identify vessels for acquisition;

•	consummate acquisitions;

•	integrate acquired vessels successfully with our existing operations; and

•	obtain required financing for our existing and new operations.

A deficiency in any of these factors could adversely affect our ability to achieve anticipated growth in cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

The process of integrating acquired vessels into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development and expansion of our existing operations. Future acquisitions could result in the incurrence of additional indebtedness and liabilities that could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Further, if we issue additional common shares, your interest in our company will be diluted, and dividends to you, if any, may be reduced.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Following this offering, Aries Energy, an affiliate, will be able to influence our company, including the outcome of shareholder votes.

Aries Energy, an affiliate, is expected to own approximately 43% of our outstanding common shares following completion of this offering. As a result of this share ownership and for so long as Aries Energy owns a significant percentage of our outstanding common shares, Aries Energy will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our memorandum of association or bye-laws and possible mergers, amalgamations, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamation, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but our manager, Magnus Carriers, incurs approximately 30% of vessel operating expenses and we incur general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. For example, in the year ended December 31, 2004, the value of the U.S. dollar declined by 8% against the Euro. Our operating results could suffer as a result.

Our incorporation under the laws of Bermuda may limit the ability of our shareholders to protect their interests.

We are a Bermuda company. Our memorandum of association and bye-laws and the Companies Act 1981 of Bermuda, or the BCA, as amended, govern our corporate affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law, a director generally owes a fiduciary duty only to the company, not to the company’s shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission, except for an act or omission constituting fraud or dishonesty.

Anti-takeover provisions in our new senior secured credit agreement and our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

Our new senior secured credit agreement will impose restrictions on changes of control of our company and our vessel-owning subsidiaries. These will include requirements that we obtain the lenders’ consent prior to any change of control.

Several provisions of our bye-laws could discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These include provisions:

•	authorizing our board of directors to issue “blank check” preference shares without shareholder approval;

•	establishing a classified board of directors with staggered, three-year terms;

•	prohibiting us from engaging in a “business combination” with an “interested shareholder” for a period of three years after the date of the transaction in which the person becomes an interested shareholder unless certain conditions are met;

•	not permitting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding common shares;

•	limiting the persons who may call special meetings of shareholders to our board of directors, subject to certain rights guaranteed to shareholders under the BCA; and

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted on by shareholders at our shareholder meetings.

These provisions could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could adversely affect the market price of our common shares.

It may not be possible for investors to enforce U.S. judgments against us.

We and all our subsidiaries are incorporated in jurisdictions outside the U.S. Substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime applicable to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Tax Considerations—U.S. Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please read “Tax Considerations—U.S. Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as our company and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and will be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the related Treasury Regulations, which the IRS has adopted and which became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries.

After this offering, we expect that we and each of our subsidiaries qualify for this statutory tax exemption, and we will take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. For example, after this offering, we expect Aries Energy to own approximately 43% of our outstanding common shares. There is therefore a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a 5% or greater interest in our common shares were, in combination with Aries Energy, to own 50% or more of our outstanding common shares on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances regarding our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, the imposition of a 4% U.S. federal income tax on our U.S. source shipping income and that of our subsidiaries could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Offering Specific Risk Factors

There may not be an active market for our common shares, which may cause our common shares to trade at a discount and make it difficult to sell the common shares you purchase.

Prior to this offering, there has been no public market for our common shares. We cannot assure you that an active trading market for our common shares will develop or be sustained after this offering. The initial public offering price for our common shares will be determined by negotiations between the underwriters and us. We cannot assure you that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that the price of our shares in the public market will reflect our actual financial performance. You may not be able to resell your common shares at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common shares and limit the number of investors who are able to buy the common shares.

The products tanker and container vessel sectors have been highly unpredictable and volatile. The market price of our common shares may be similarly volatile.

Future sales of our common shares could cause the market price of our common shares to decline.

The market price of our common shares could decline due to sales of a large number of shares in the market after this offering, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales, or the perception that these sales could occur, could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common shares.

Aries Energy (through its wholly owned subsidiary Rocket Marine Inc., or Rocket Marine) will own up to 43% of our common shares immediately following completion of this offering. Neither Aries Energy nor Rocket Marine will be eligible to sell any of our common shares, directly or indirectly, in the public market until their lock-up agreements expire 180 days after the date of this prospectus (subject to an extension for up to 18 days beginning on the issuance of an earnings release or the announcement of material news or events). We have entered into a registration rights agreement with Rocket Marine that entitles it to have all of its remaining shares registered for sale in the public market following the expiration of that restricted period. In addition, these shares could be sold into the public market after one year pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject to certain volume, manner of sale and notice requirements. You should read the discussion under the heading entitled “Shares Eligible for Future Sale” for further information concerning potential sales of our common shares after this offering. Sales or the possibility of sales of substantial amounts of our common shares by Aries Energy in the public markets could adversely affect the market price of our common shares.

You will experience immediate and substantial dilution.

The assumed initial public offering price of $15.00 per common share is substantially higher than the pro forma net tangible book value of our outstanding common shares. As a result, investors purchasing in this offering at an assumed initial public offering price of $15.00 per common share would experience immediate and substantial dilution of $9.35 per common share. Please read “Dilution.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements in this prospectus that are not statements of historical fact are forward-looking statements. Such forward-looking statements include statements reflecting our expectations, projections, intentions and beliefs about future events, in particular under the headings “Prospectus Summary,” “Industry,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We may also from time to time make forward-looking statements in our periodic reports that we will file with the United States Securities and Exchange Commission, other information sent to our security holders, and other written materials.

When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements in this prospectus include, but are not limited to, such matters as:

•	our future operating or financial results;

•	our future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	shipping market trends, including charter rates and factors affecting supply and demand;

•	our expectations about the availability of vessels to purchase, the time it may take to construct new vessels or vessels’ useful lives;

•	our ability to obtain additional financing and to obtain replacement charters for our vessels; and

•	our future payment of dividends and the availability of cash for payment of dividends.

Our forward-looking statements are made based upon our current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events or circumstances discussed in this prospectus might not occur, and our actual results could differ materially from those expressed or implied in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 10,200,000 common shares in this offering will be approximately $140 million, after deducting underwriting discounts and estimated offering expenses. This estimate is based on an assumed initial public offering price of $15.00 per share, which is the mid-point of the expected range of that price. We intend to use those net proceeds and proceeds from the $140 million term loan under our new senior secured credit agreement as follows:

•	$200.5 million to repay the indebtedness, which we assumed in connection with our acquisition from Aries Energy of the first ten vessels in our fleet;

•	$6.5 million to pay lender’s fees in connection with our existing indebtedness; and

•	$71 million to acquire two additional container vessels from an affiliate of Aries Energy.

The existing long-term debt obligations of our vessel-owning subsidiaries bear interest at annual rates ranging between 3.29% to 4.02%, and are repayable over periods ranging from one year to seven years. This debt was incurred by our vessel-owning subsidiaries in connection with the acquisition of the vessels they now own.

We will not receive any proceeds from the sale of common shares by the selling shareholder.

DIVIDEND POLICY

We intend to pay quarterly dividends to the holders of our common shares in February, May, August and November of each year in amounts substantially equal to the charterhire received by us under the charters for our vessels during the preceding calendar quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service and administrative expenses) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently intend to pay dividends commencing with an initial dividend in November 2005 of $0.56 per share, which amount reflects the four-month period between the commencement of our operations, which is assumed to be June 1, 2005 and September 30, 2005.

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account.

Our board of directors must approve the declaration and payment of any dividends. Under the terms of our new senior secured credit agreement, we will not be able to declare or pay any dividends if we are in default under our new senior secured credit agreement or if paying a dividend will result in a default under the credit facility. In addition, the requirement that we satisfy various financial covenants under the credit agreement, as well as the terms under any other loan agreements, which we may obtain in the future, could impose restrictions on our ability to pay dividends in the future. For additional information regarding the restrictions imposed by our credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our New Senior Secured Credit Agreement.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2004, on a historical basis and as adjusted as follows to reflect:

•	the closing of this offering and the receipt by us of its net proceeds of $140 million;

•	the borrowing of $140 million in accordance with our new senior secured credit agreement;

•	the repayment of $214.6 million of bank debt as at December 31, 2004; and

•	the write off of a debt discount of $7.6 million as a result of the refinancing of that debt.

There have been no material changes to our consolidated capitalization since December 31, 2004.

	As of December 31, 2004
	Actual (Predecessor Combined Carve-Out)	As Adjusted for this Offering
	(Dollars in thousands)
Debt:
Current portion of long-term debt
Secured and guaranteed	6,300	—
Secured and unguaranteed	18,325	—
Total long-term debt, net of current portion
Secured and guaranteed	43,700	140,000
Secured and unguaranteed	146,275	—
Debt discount	(7,640)	—

Total debt	206,960	140,000
Shareholders’ Equity:
Common shares, $.01 par value; 100,000,000 authorized; 16,176,877 outstanding, actual; 26,376,877 outstanding, as further adjusted Invested Equity	16,653	149,013

Total capitalization	223,613	289,013

DILUTION

After giving effect to our sale of 10,200,000 common shares at a price of $15.00 per common share, which is the midpoint of the estimated initial public offering price range per common share in this offering, the pro forma net tangible book value at December 31, 2004, would have been $149.0 million or $5.65 per common share. This represents an immediate appreciation in net tangible book value of $4.62 per common share to existing shareholders and an immediate dilution of net tangible book value of $9.35 per common share to new investors. The following table illustrates the pro forma per share dilution and appreciation at December 31, 2004:

Initial public offering price per share	$15.00

Net tangible book value per share as of December 31, 2004	$1.03

Increase in net tangible book value attributable to new investors in this offering	$4.62

Pro forma net tangible book value per share after giving effect to this offering	$5.65

Dilution per share to new investors	$9.35

Net tangible book value per common share is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of common shares outstanding. Dilution is determined by subtracting the net tangible book value per common share after this offering from the public offering price per common share.

The following table summarizes, on a pro forma basis as at December 31, 2004, the differences between the number of common shares purchased in this offering, the total amount paid and the average price per share paid by the existing holders of common shares and by you in this offering, based upon the assumed initial public offering price of $15.00 per share.

	Pro Forma Common Shares Outstanding		Total Consideration		Average Price Per Common Share
	Number	Percent	Amount	Percent
Existing shareholders	16,176,877	61.3%	$16,653,000	9.8%	$1.03

New investors	10,200,000	38.7%	$153,000,000	90.2%	$15.00

Total	26,376,877	100.0%	$169,653,000	100.0%	$6.43

SELECTED COMBINED FINANCIAL INFORMATION AND OTHER DATA

The following selected combined financial and other data summarize our predecessor combined carve-out financial and other information. The selected combined financial data set forth below as of and for the periods ended December 31, 2003 and 2004 have been derived from our predecessor audited combined carve-out financial statements included in this prospectus. The selected combined financial and other data are not indicative of the results we would have achieved had we operated as a public company or of our future results. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical predecessor combined carve-out financial statements and related notes included in this prospectus. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion of “Lack of Historical Operating Data for Vessels Before their Acquisition” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31, 2003	December 31, 2004
	(Dollars in thousands except per share data)
Income Statement Data (for period ending)
Revenues	$7,316	$48,269
Gain on disposal of vessels	—	14,724
Commissions	(150)	(1,189)
Voyage expenses	(24)	(312)
Vessel operating expenses	(2,694)	(12,535)
Depreciation	(1,721)	(12,724)
Amortization of drydocking and special survey costs	(271)	(1,552)
Management fees to related party	(199)	(893)
Net operating income	2,257	33,788
Interest expense	(1,539)	(8,616)
Interest income	5	58
Other income (expenses), net	6	76
Change in fair value of derivatives	(215)	(33)
Net Income	514	25,273
Pro forma net income per share (basic and diluted)	$0.03	$1.56
Pro forma weighted average number of shares (basic and diluted)	16,176,877	16,176,877

Balance Sheet Data (at period end)
Cash and cash equivalents	$667	$5,334
Restricted cash	109	4,803
Total current assets	890	12,371
Total assets	45,534	245,725
Total current liabilities	4,177	34,666
Long-term debt, net of current portion	37,743	185,050
Total liabilities	45,020	229,072
Shareholders’ equity (deficit)	514	16,653

Other Financial Data (for period ending)
Net cash provided by operating activities	$4,426	$21,899
Net cash used in investing activities	(41,612)	(161,773)
Net cash provided by financing activities	37,853	144,541
Net increase in cash and cash equivalents	667	4,667

Fleet Data (at period end)
Number of products tankers owned	2	7
Number of container vessels owned	—	3

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma statement of income for the year ended December 31, 2004 gives effect to the ship management agreements between each of our vessel-owning subsidiaries and Magnus Carriers, which we expect to become effective on or before this offering, as if they had been in effect on January 1, 2004.

Under these new ship management agreements, the amounts due to Magnus Carriers are adjusted by 50% of the shortfall or the excess of the actual vessel operating expenses as compared to budgeted vessel operating expenses, unless the expenses relate to any improvements, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us. In addition, under the new ship management agreements, Magnus Carriers is not entitled to receive any commission on existing vessels’ hires and freights, but it is entitled to a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters and to 1% of the sale or purchase price for any sale or purchase that Magnus Carriers brokers for us.

The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations, financial position or cash flows would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations, financial position or cash flows for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

PRO FORMA STATEMENT OF INCOME FOR THE YEAR ENDED

DECEMBER 31, 2004

(Dollars in thousands)

	Historical	Pro forma Adjustments	Pro forma
REVENUE

Revenues	$48,269		$48,269

Gain on disposal of vessels	14,724		14,724

EXPENSES

Commissions	(1,189)	368(1)	(821)
Voyage expenses	(312)		(312)
Vessel operating expenses	(12,535)	1,053(2)	(11,482)
Depreciation	(12,724)		(12,724)
Amortization of dry-docking and special survey costs	(1,552)		(1,552)
Management fees	(893)	(484)(3)	(1,377)

	(29,205)		(28,268)

Net operating income	$33,788	$937	$34,725

OTHER INCOME (EXPENSES)

Interest expenses	$(8,616)		$(8,616)
Interest income	58		58
Other income (expenses), net	76		76
Change in fair value of derivatives	(33)		(33)

Total other income (expenses), net	(8,515)		(8,515)

NET INCOME	$25,273	$937	$26,210

No pro forma balance sheet has been presented since there would be no impact of the new ship management agreements on the predecessor combined carve-out balance sheet at December 31, 2004.

Notes to unaudited pro forma financial information:

(1)	The $368,000 decrease in commissions represents commission expenses paid to Magnus Carriers in the year ended December 31, 2004 (1.25% of all hires and freights except CMA CGM Force and CMA CGM Energy) that would not have been incurred if the vessels were operating under the new ship management agreements in the year ended December 31, 2004.

(2)	This decrease in vessel operating expenses represents the adjustment to vessel operating expenses that would be payable to Magnus Carriers if the vessels were operating under the new ship management agreements. Actual operating expenses were $12.5 million in the year ended December 31, 2004, while the budgeted vessel operating expenses for the same period would have been $10.4 million, of which only 50% of the excess over the budgeted amount would have been due to Magnus Carriers.

(3)	The increase of $484,000 in management fees represent (i) the decrease of $346,000 in dry-docking and special survey costs that would have been payable to Magnus Carriers if the vessels were operating under the new ship management agreements. Actual dry-docking and special survey amortization was $1.6 million in the year ended December 31, 2004, while the budgeted dry-docking and special survey allocations for the same period would have been $860,000, of which only 50% of the excess over the budgeted amount would have been due to Magnus Carriers; (ii) the increase of $167,000 in ship management fees that would have been paid to Magnus Carriers if the vessels were operating under the new ship management agreements ($1.1 million) compared to actual management fees paid throughout 2004 ($893,000); (iii) our additional executive compensation expenses, estimated at $577,000, which are not part of the management fees under the new ship management agreements; and (iv) the $1,000 per vessel per month paid to Magnus Carriers for office space and operational facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor combined carve-out financial statements, which we call our combined financial statements, and the related notes, and the other financial and other information included in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements and such differences may be material. Please read “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding forward-looking statements used in this prospectus. Reference in the following discussion to “our” and “us” refer to our company, our subsidiaries and the predecessor operations of Aries Maritime Transport Limited, except where the context otherwise indicates or requires.

Overview

We were incorporated in Bermuda on January 12, 2005 for the purpose of acquiring certain vessel-owning subsidiaries of Aries Energy. We have not commenced operations and had no assets or liabilities prior to the date of our incorporation. Our combined financial statements assume that our business was operated as an independent entity prior to our inception. Prior to that time, our business was operated through vessel-owning subsidiaries as part of the shipping business of Aries Energy.

In March 2005, subsidiaries of Aries Energy contributed to us all of the issued and outstanding stock of our vessel-owning companies in exchange for shares in our company. Before this contribution, each of the Aries Energy subsidiaries held 100% of the issued and outstanding stock of the respective vessel-owning company or companies owned by it. We now hold 100% of the issued and outstanding stock of each vessel-owning company. Because our ownership percentage in each vessel-owning company is identical to each contributing subsidiary’s prior ownership percentage in the same vessel-owning company, the group reorganization was accounted for as an exchange of equity interests at historical cost.

The combined financial statements included in the prospectus have been carved out of the consolidated financial statements of Aries Energy, which owned and operated two products tankers during the period from March 2003 to December 31, 2003 and seven products tankers and five container vessels during the year ended December 31, 2004. Results have been included from the respective dates that the vessel-owning subsidiaries came under the control of the shareholders of Aries Energy. Aries Energy’s shipping interests and other assets, liabilities, revenues and expenses that do not relate to the vessel-owning subsidiaries to be acquired by us are not included in our combined financial statements. Our financial position, results of operations and cash flows reflected in our combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a public entity for all periods presented or of future results.

Important Factors to Consider When Evaluating our Historical and Future Results of Operations

We acquired our first two vessels, the High Land and the High Rider, in March 2003. These two vessels were the only vessels in our fleet during the period ended December 31, 2003 and were the only vessels in our fleet to operate for the entire year ended December 31, 2004. At various times between April and December 2004, we acquired five products tankers and five container vessels. These ten vessels were placed into service shortly after their respective delivery dates. In December 2004, Aries Energy sold two of the container vessels that we expect to include in our fleet, the Makassar and the Seine, to an affiliate for an aggregate purchase price of $65.0 million. As a result of these disposals, our fleet consisted of seven products tankers and three container vessels at December 31, 2004. We expect to exercise an option to re-acquire the Makassar and the Seine shortly after the closing of this offering. The aggregate purchase price for these two vessels would have been $72.4 million if delivery had occurred on February 21, 2005. The purchase price is reduced by $6,450 per vessel per day for each day after February 21, 2005 until each vessel is delivered. This option expires on July 21, 2005. Assuming this offering occurs before July 21, 2005 and results in gross proceeds to us of at least $140 million, we will be required to exercise the option.

The products tanker and container vessel sectors have historically been highly cyclical, experiencing volatility in profitability, vessel values and charter rates. In particular, charter rates are strongly influenced by the supply of vessels and the demand for oil and oil products and container transportation services. We believe that charter rates and vessel values are currently at a high level. Several of our vessels were chartered prior to the current high market and, as a result, our historical earnings are below today’s available time charter earnings. Charter rates may not remain at currently high levels when our current time charters expire or are renewed.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	in some cases, obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our products tankers and container vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our products tankers and container vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Principal Factors that Affect Our Business

The principal factors that affect our financial position, results of operations and cash flows include:

•	charter market rates, which have recently increased to historic highs and periods of charterhire;

•	vessel operating expenses and voyage costs, which are incurred in both U.S. Dollars and other currencies, primarily Euros;

•	depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels’ estimated useful lives;

•	financing costs related to our indebtedness, which totaled $214.6 million as of December 31, 2004, and which is expected to be $208 million immediately before the closing of this offering; and

•	fluctuations in foreign exchange rates.

The amounts estimated below are not intended to constitute pro forma financial information within the meaning of regulations promulgated by the Securities and Exchange Commission, but in our view, have been determined on a reasonable basis, and reflect our best currently available estimates and judgements. These estimates do not represent actual results and should not be relied upon as being necessarily indicative of future results, and investors are cautioned not to place undue reliance on this information. This financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

This forward-looking financial information has been prepared by us, and is our responsibility. PricewaterhouseCoopers has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers does not express an opinion or any other form of assurance with respect to this forward-looking information. The PricewaterhouseCoopers report included in this prospectus relates to our historical financial information and does not extend to the forward-looking information presented below.

You should read the following discussion together with the information contained in the table of vessel information under “Business—Our Fleet.” The net daily charterhire rates detailed in that table under “Charterhire” are fixed rates and all detailed vessels are employed under time charters. Revenues from long-term charters are stable over the duration of the charter, provided there are no unexpected off-hire periods and no performance claims from the charterer or charterer defaults. We cannot guarantee that actual results will be as anticipated.

Our strategy is to employ vessels on time charters in order to generate stable cash flow over a period of time. The average remaining term under our existing time charters on our fleet is 3.2 years with fixed charterhire rates. Our policy is to carry loss-of-hire insurance, which will provide the equivalent of the time charter rate on the vessel in the event that a vessel is off-hire for more than 14 days.

With regard to vessel operating expenses, we have entered into ship management agreements for each of our vessels with Magnus Carriers. Any variance between the agreed vessel operating expenses and the actual vessel operating expenses will be shared equally between Magnus Carriers and us. The daily operating expenses detailed in the table under “Business—Our Fleet” under “Charterhire” are based on the initial management fees under our management agreements with Magnus Carriers.

The main factors that could increase vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricants prices. The ship management agreements provide for a cost of inflation increase in vessel operating expenses of 3% per annum.

At the net rates of charterhire detailed in the table of vessel information under “Business—Our Fleet,” the total daily net revenue under existing charter agreements is $188,008. The daily net revenue under our existing charter agreements is augmented by the amortization of the deferred revenue associated with our assumption of charters when acquiring some vessels. The daily net revenue recognized in 2004 for deferred revenue was $50,718. The recognition of deferred revenue will only continue for the duration of the charter associated with the acquisition of the vessel.

Vessels typically operate for 360 days per year, which is a level commonly used as an industry average, as well as our past average number of operating days. The five days of non-operation per year are to provide for time spent in dry-dock and off-hire time. Should a vessel be operational for 355 days, instead of 360 days in any year, charterhire income from that vessel would decrease by 1.4% in that year. We earned revenues of $48.3 million in the year ended December 31, 2004. An average 1.4% decrease for the vessels then comprising our fleet would have resulted in a decrease of revenues by $0.7 million to $47.6 million.

On the basis of vessel operating expenses, defined as the sum of commissions, voyage expenses, vessel operating expenses and management fees, at the initial level anticipated in our management agreements as set out in the table of vessel information under “Business—Our Fleet,” the total daily vessel operating expenses at the inception of our management arrangement are expected to be $57,400. The pro forma unaudited information on page 27 presents our results of operations for the year ended December 31, 2004 had our proposed new ship management agreements been in place from and after January 1, 2004.

In the year ended December 31, 2004, we incurred $14.9 million of operating expenses. A hypothetical 5% increase in the operating expenses incurred in the management of our vessels by Magnus Carriers would have resulted in a 2.5% increase in daily management fees under our management agreements. A 2.5% hypothetical increase in daily operating expenses would have resulted in an increase from $5,948 to $6,097. You should understand that operating costs can vary, and we may experience increases of greater than 5%, which could affect our results of operations and cash flows. Based on the operating expenses incurred in 2004, a hypothetical 2.5% increase would have resulted in operating expenses of $15.3 million. The impact of such an increase in the future would result in a decrease in operating profits and cash flows.

Revenues

At December 31, 2004, all our revenues were derived from the time charters of our seven products tankers and our five container vessels. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer typically pays substantially all of the voyage expenses, while the vessel owner pays the vessel operating expenses. Our vessels are currently chartered to reputable charterers with remaining periods ranging from approximately one to five years, with an average of approximately 3.2 years. Our vessels have been employed on these charters for periods ranging from five months to three years. We believe that the performance of the charterers to date has been in accordance with our charterparties. At the maturity of each charter, we will seek to renew these charters with the same or other reputable charterers.

Our revenues for the period ended December 31, 2003 reflect the operation of only two vessels, the High Land and the High Rider. During the year ended December 31, 2004, we acquired five additional products tankers and five container vessels, which dramatically increased our revenues for that period in relation to the same period during the prior year.

Our revenues include an amount for the amortization of deferred revenue arising from the purchase of vessels together with the assumption of a below market value time charter. We value the liability upon acquisition of the vessel, by determining the difference between the market charter rate and assumed charter rate, discounting the result using our weighted average cost of capital and record the balance as deferred revenue and amortizing it to revenue over the remaining period of the time charter.

Commissions

Chartering commissions are paid to chartering brokers and are typically based on a percentage of the charterhire rate. We are currently paying chartering commissions ranging from 1.25% to 5%, with an average of 3.05%.

Gain on Disposal of Vessels

Gain on disposal of vessels is the difference between the net proceeds received from the sale of vessels and their net book value at the date of sale.

Vessel Operating Expenses

Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, which are included in “voyage expenses.”

Certain vessel operating expenses are higher during the initial period of a vessel’s operation. For example, initial vessel operating expenses are usually higher than normal as newly acquired vessels are inspected and modified to conform to the requirements of our fleet.

Depreciation

Depreciation is the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels. We depreciate the cost of our vessels over 25 years on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

Amortization of Special Survey and Dry-docking Costs

Special survey and dry-docking costs incurred are deferred and amortized over a period of five and two and a half years, respectively, which reflects the period between each required special survey and minimum period between each dry-docking.

Interest Expenses

Interest expenses include interest, commitment fees, arrangement fees, amortization of deferred financing costs, debt discount, interest incurred from discounting deferred revenue and other similar charges. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. The amount of interest expense is determined by the amount of loans and advances outstanding from time to time and interest rates. The effect of changes in interest rates may be reduced by interest rate swaps or other derivative instruments. We use interest rate swaps to hedge our interest rate exposure on a part of our financings.

Change in Fair Value of Derivatives

At the end of each accounting period, the fair values of our interest rate swaps are assessed by marking each swap to market. Changes in the fair value between periods are recognized in the statements of income.

Foreign Exchange Rates

Although foreign exchange rate fluctuations, particularly between the Euro and Dollar, have had an impact on our vessel operating expenses and administrative expenses, we have actively sought to manage such exposure. Currently, approximately 30% of our vessel operating cost is incurred in currencies other than the U.S. dollar. Close monitoring of foreign exchange rate trends, maintaining foreign currency accounts and buying foreign currency forward in anticipation of our future requirements are the main ways we manage our exposure to foreign exchange risk.

Technical and Commercial Management of Our Fleet

Our vessel-owning subsidiaries have entered into ten-year ship management agreements with Magnus Carriers Corporation, or Magnus Carriers, an affiliate of ours, to provide for the technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel tonnage taxes, maintaining insurance and other vessel operating activities. These ship management agreements will become effective on or before the closing of this offering.

Under the ship management agreements, we will pay Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we have established jointly with Magnus Carriers, and which range from $4,400 to $5,100 per vessel per day. For more information, please read “Business—Fleet Management.” Budgeted vessel operating expenses will increase by 3% annually and will be subject to adjustment every three years. The ship management agreements will provide that if actual vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). If the actual vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. We have the right to cancel any ship management agreement on two months prior notice.

We also intend to use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing new business that will fit our strategy. For such services, we will pay Magnus Carriers a commercial management fee equal to 1.25% of any gross charterhire or freight we receive for new charters. In addition, Magnus Carriers will supervise the sale or purchase of vessels in accordance with our instructions. We intend to pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us. We may also use third parties for commercial management services from time to time.

In addition, as long as Magnus Carriers is our fleet manager, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Results of Operations

Year Ended December 31, 2004 Compared to the Period Ended December 31, 2003

Revenues

Total revenues increased by approximately 560% to $48.3 million in the year ended December 31, 2004 compared to $7.3 million in the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004. The High Land and High Rider, which were acquired in March 2003, were the only two vessels in our fleet operating during the period ended December 31, 2003 and the entire year ended December 31, 2004. The charterhire rate earned by High Rider and High Land during the period ended December 31, 2003 and the year ended December 31, 2004 was unchanged, at $12,400 net daily.

At various dates between April and December 2004, we took delivery of ten vessels: five products tankers and five container vessels. Since their respective dates of delivery, each of these vessels has operated under time charters. Revenue from the ten vessels delivered during the year ended December 31, 2004 was $30.1 million and revenue from the High Land and High Rider was $9.1 million.

Of the total revenue earned by our vessels during the year ended December 31, 2004, 51% was earned by our products tankers and 49% by our container vessels.

We have recognized $9 million of revenue as a result of the assumption of charters associated with certain vessel acquisitions during 2004. These assumed charters had charter rates, which were less than market rates at the date of the vessels’ acquisition.

Gain on Disposal of Vessels

In December 2004, we completed the sale of the Makassar and Seine to International Container Ships KS, an affiliate of Aries Energy, for an amount of $32.5 million each. The proceeds consisted of cash of $30 million each, an amount of $1.5 million each paid directly to shareholders and deferred consideration of $1 million each. The deferred consideration is due and payable in one balloon payment on December 21, 2010, the final maturity date of the loan advanced to the buyers or upon sale or total loss of the vessel and interest is charged on the balance at 3.5% per annum. The vessels had a net book value of $55.8 million in total and a related deferred revenue of $5.7 million in total. A total gain on sale of $14.7 million was recorded. In a separate transaction and subsequent to the sale we entered into an option, or obligation on successful completion of this offering for minimum gross proceeds to us of $140 million, to purchase both vessels. In the period ended December 31, 2003, there were no disposals of vessels.

Commissions

Chartering commissions increased by approximately 700% to $1.2 million in the year ended December 31, 2004, compared to $0.15 million in the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Vessel operating expenses

Total vessel operating expenses increased by approximately 363% to $12.5 million during the year ended December 31, 2004, compared to $2.7 million during the period ended December 31, 2003. This increase is also attributable to the growth in our fleet during the year ended December 31, 2004, when we took delivery of ten vessels. Vessel operating expenses of the High Land increased from $1.5 million to $1.6 million from the period ended December 31, 2003 to the year ended December 31, 2004. Vessel operating expenses of the High Rider increased from $1.4 million to $1.6 million from the period ended December 31, 2003 to the year ended December 31, 2004. This increase was substantially due to the different period of ownership in the respective periods. Vessel operating expenses for the ten vessels delivered during the year ended December 31, 2004 were $9.4 million.

Of the total vessel operating expenses during the year ended December 31, 2004, 54% was incurred by our products tankers and 46% by our container vessels.

Depreciation and Amortization

Depreciation increased by approximately 647% to $12.7 million during the year ended December 31, 2004 compared to $1.7 million during the period ended December 31, 2003. Amortization of dry-docking and special survey costs increased by 400% to $1.5 million in the year ended December 31, 2004, compared to $0.3 million in the period ended December 31, 2003. These increases are attributable to the growth in our fleet during the year ended December 31, 2004.

Management Fees to Related Party

Management fees paid to Magnus Carriers increased by 350% to $0.9 million in the year ended December 31, 2004 compared to $0.2 million of the period ended December 31, 2003. This increase is attributable to the growth in our fleet during the year ended December 31, 2004.

Interest Expense

Total interest expense increased by approximately 473% to $8.6 million during the year ended December 31, 2004, compared to $1.5 million during the period ended December 31, 2003, due to the increase in term loans incurred to finance the acquisition of the ten vessels added to our fleet and due to interest expense incurred from discounting the deferred revenue in 2004.

Interest Rate Swaps

The marking to market of our four interest rate swaps in existence as at December 31, 2004 resulted in a total charge to income of $0.03 million, compared with a total charge to income as at December 31, 2003 of $0.2 million, due to the change in fair value over the period. Interest rates were higher at the end of 2004, compared with the end of 2003.

Net Income

Net income was $25.3 million in the year ended December 31, 2004, compared to $0.5 million in the period ended December 31, 2003, an increase of 4.960%.

Capital Resources and Liquidity

Overview

We operate in a capital intensive industry. We expect to refinance our existing debt obligations and other related obligations and to acquire the two additional container vessels, which we have an option to acquire, with the net proceeds of this offering and borrowings under a new senior secured credit agreement. Our future liquidity requirements relate to: (1) our operating expenses, (2) payments under our ship management agreements, (3) quarterly payments of interest and other debt-related expenses and the repayment of principal, (4) maintenance of financial covenants under our new senior secured credit agreement, (5) maintenance of cash reserves to provide for contingencies and (6) payment of dividends.

We believe that cash flows from our charters will be sufficient to fund our interest and other debt-related expenses, any debt amortization under our new senior secured credit agreement and our working capital requirements for the short and medium term. Assuming the completion of this offering, we believe that our anticipated cash flows and the availability of our new senior secured credit facilities will be sufficient to permit us to pay dividends as contemplated by our dividend policy and to meet our capital needs over the next 12 months. We intend to partly repay borrowings under our revolving acquisition facility by raising additional equity capital. Our longer term liquidity requirements include repayment of the outstanding debt under our new senior secured credit agreement. We will require new borrowings and/or issuances of equity capital or other securities to meet the repayment obligation when our term loan matures four years from the date of closing of this offering.

Cash flows

As of December 31, 2004 and December 31, 2003, we had cash of $10.9 million and $1 million, respectively. In the year ended December 31, 2004, our net cash provided by operating activities was $21.9 million, compared with $4.4 million during the period ended December 31, 2003. This is primarily a result of the increase in net income of $24.8 million and increase in depreciation of $11 million.

In the year ended December 31, 2004, our net cash used in investing activities was $161.8 million, compared with $41.6 million in the period ended December 31, 2003. In each of these periods, our investing activities related to funding our investments in our vessels: two of our products tankers were acquired in March 2003, and five additional products tankers and five container vessels were delivered at various times in 2004. In the year ended December 31, 2004, proceeds from the disposal of vessels of $59.9 million contributed to our net cash used in investing activities.

In the year ended December 31, 2004, our net cash provided by financing activities was $144.5 million, compared to $37.9 million in the year ended December 31, 2003. The net cash provided by financing activities related to funding our investments in our vessels.

Indebtedness

We had long-term debt, stated gross of debt discount, outstanding of $214.6 million at December 31, 2004, compared with $43 million at December 31, 2003. Our long-term debt represents amounts borrowed by our vessel-owning subsidiaries to acquire the vessels we now own. As of December 31, 2004, borrowings under the various loan agreements bore annual interest rates ranging between 3.29% and 4.02% and are repayable over various periods ranging from one year to seven years.

In addition, in connection with certain debt agreements entered into during the year ended December 31, 2004, certain of our vessel-owning subsidiaries agreed to pay the lender 50% of the difference between: (a) the sum of their aggregate cumulative earnings net of expenses plus any insurance proceeds and proceeds from vessel sales, and (b) the sum of their aggregate indebtedness plus $9 million. Under this agreement, as amended, certain of our vessel-owning subsidiaries have an option, exercisable within three years of the date of the agreement, to pay $6.5 million in full settlement of their obligations under this agreement.

We use interest rate swaps in respect of certain of our borrowings to swap our floating rate interest payment obligations for fixed rate obligations. For additional information regarding our interest rate swaps, please read “—Quantitative and Qualitative Disclosures—Interest Rate Exposure,” below.

Our New Senior Secured Credit Agreement

Concurrently with the closing of this offering, we will enter into a new $290 million senior secured credit agreement with Bank of Scotland, Fortis Bank and Nordea Bank as lead arrangers. The credit agreement will consist of a $140 million term loan facility and a $150 million revolving acquisition facility.

At or promptly following the closing of this offering, we will borrow the full amount under the term loan facility. We will use our borrowings under the term loan facility and the net proceeds of this offering to:

•	repay indebtedness that we assumed in connection with our acquisition of the first ten vessels in our fleet;

•	pay lender’s fees in connection with our existing indebtedness; and

•	acquire two additional container vessels pursuant to an option agreement that we have entered into with an affiliate of Aries Energy. For a description of the purchase price that we expect to pay for these vessels, please read “—Important Factors to Consider When Evaluating our Historical and Future Results of Operations,” above.

Borrowings under the acquisition facility can only be used to fund the purchase price (and, with respect to newbuildings, reasonable pre-delivery interest and inspection costs) of one or more additional vessels that meet the following requirements:

•	each vessel must be a double-hulled crude or products tanker or container vessel;

•	each vessel must be no older than 12 years old at the time of acquisition;

•	each vessel’s purchase price may not exceed its fair market value;

•	each vessel must enter into a minimum employment of 12 months with a reputable charterer within 6 months of the relevant drawdown; and

•	each vessel must maintain a flag and class acceptable to the lead arrangers and satisfy certain other conditions.

Revolving loans under the acquisition facility may be incurred from time to time prior to the second anniversary of the closing of this offering. On the second anniversary of the closing of this offering, any unused commitments under the acquisition facility will be terminated.

If the total amount borrowed under the facilities exceeds 55% of the fair market value of the collateral vessels, we will be unable to borrow further amounts under the acquisition facility until we either prepay some of the debt or the fair market value of the collateral vessels increases. We will be able to borrow further amounts under the acquisition facility again once the total amount borrowed under the facilities no longer exceeds 55% of the fair market value of the collateral vessels.

Our obligations under the credit agreement will be secured by a first priority security interest, subject to permitted liens, in all 12 vessels in our fleet and any other vessels we subsequently acquire. In addition, the lenders will have a first priority security interest in all earnings from and insurances on our vessels, all existing and future charters relating to our vessels, our ship management agreements and all equity interests in our subsidiaries. Our obligations under the credit agreement will also be guaranteed by all subsidiaries that have an ownership interest in any of our vessels.

The term loan is payable in full in one installment 48 months after the closing of this offering. Borrowings under the acquisition facility are payable in quarterly installments commencing nine months after a vessel acquisition, unless:

•	at least 60% of the principal amount of a revolving loan has been repaid, in which case no payment need be made until 48 months following the closing of this offering; or

•	a vessel has not been chartered for a minimum of 12 months with a reputable charterer within 6 months of the relevant drawdown, in which case at least 75% of the purchase price of that vessel must be repaid within 9 months of its acquisition.

The amortization period for each loan under the revolving facility is equal to the difference between 15 years and the age of the vessel that the loan was used to acquire.

Amounts outstanding under the credit agreement must be repaid in advance of their stated maturity in the following circumstances:

•	in the event of a sale, total loss or other disposition of a vessel; and

•	if the aggregate fair market value of the collateral is less than 145% of the aggregate amounts outstanding under the credit agreement.

Indebtedness under the term loan and the acquisition facility will bear interest at an annual rate equal to LIBOR plus a margin equal to:

•	1.25% if our total liabilities divided by our total assets is less than 60%; and

•	1.375% if our total liabilities divided by our total assets is equal to or greater than 60%.

We will also pay a one-time arrangement fee of approximately $2.0 million at the closing of this offering and incur an annual commitment fee equal to 0.5% per annum of the unused commitment of each lender under the acquisition facility. We may prepay all loans under the credit agreement at any time without premium or penalty other than customary LIBOR breakage costs.

The credit agreement will require us to adhere to certain financial covenants as of the end of each fiscal quarter, including the following:

•	our shareholders’ equity as a percentage of our total assets must be no less than 35%;

•	we must maintain cash and cash equivalents of at least $5.0 million, which increases by $1.25 million per year and by an additional $800,000 for every $10 million borrowed under the revolving acquisition facility, and our current liabilities may not exceed our current assets;

•	the ratio of EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense must be no less than 3.00 to 1.00 on a trailing four quarter basis; and

•	the aggregate fair market value of our vessels must be no less than 145% of the aggregate outstanding loans under the credit agreement.

In addition, Magnus Carriers is required to maintain cash or cash equivalents of at least $1 million. The credit agreement also requires our two principal beneficial equity holders to maintain a beneficial ownership interest in our company of no less than 10% each.

Our credit agreement will prevent us from declaring dividends if any event of default, as defined in the credit agreement, occurs or would result from such declaration. Each of the following will be an event of default under the credit agreement:

•	the failure to pay principal, interest, fees, expenses or other amounts when due;

•	breach of certain financial covenants, including those which require Magnus Carriers to maintain a minimum cash balance;

•	the failure of any representation or warranty to be materially correct;

•	the occurrence of a material adverse change (as defined in the credit agreement);

•	the failure of the security documents or guarantees to be effective;

•	judgments against us or any of our subsidiaries in excess of certain amounts;

•	bankruptcy or insolvency events;

•	the failure of our principal beneficial equity holders to maintain their investment in us; and

•	a change of control (as defined in the credit agreement).

Contractual Obligations and Contingencies

Significant existing contractual obligations and contingencies consist of the obligations of our vessel-owning subsidiaries as borrowers under loan agreements entered into to finance the purchase of our vessels. In addition, certain of our vessel-owning subsidiaries have contractual obligations under interest rate swap contracts.

Under the ship management agreements, Magnus Carriers will provide us with office space and operational facilities at a monthly cost of $1,000 per vessel. This monthly cost includes a portion of the rent and any and all expenses incidental to the office space, including, but not limited to telephone, water and electricity, and will be payable by us directly to Magnus Carriers. While occupying the office space, we will have access to certain facilities of Magnus Carriers, including their computer and telephone service, server, internet connection, postage meter, facsimile and copying facilities. This arrangement is temporary until we move to our new premises.

Long-Term Financial Obligations and Other Commercial Obligations

The following table sets out long-term financial and other commercial obligations, outstanding as of December 31, 2004 (all figures in thousands of U.S. Dollars):

Payment Due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligation(1)	214,600	24,625	86,925	84,050	19,000

Interest payments(2)	40,237	11,502	17,327	9,150	2,258

Vessel operating and management expenses(3)	276,179	56,951	43,806	46,474	128,948

Option Agreement(4)	72,400	72,400	—	—	—

TOTAL	603,416	165,478	148,058	139,674	150,206

Notes:

(1)	Refers to our obligations to repay the long-term debt outstanding as of December 31, 2004.
(2)	Refers to our expected interest payments over the terms of the long-term debt outstanding as of December 31, 2004, assuming a weighted average interest rate of 5.62% per annum.
(3)	Refers to our obligations under the 10-year ship management agreements that each of our vessel-owning subsidiaries have entered into with Magnus Carriers. These figures represent the aggregate amount of the individual initial vessel operating expenses for 12 vessels, which increases by 3% every year under the management agreements with an assumed start date of January 1, 2005. The vessel operating expenses are subject to adjustments every three years and thus may vary. The $1,000 per vessel per month to be paid to Magnus Carriers for office space and operational facilities has been included on the basis that this temporary arrangement is assumed to remain in place for 3 months in respect of 12 vessels.
(4)	Refers to our agreement to purchase, subject to certain conditions, the two container vessels, CMA CGM Makassar and CMA CGM Seine, from International Container Ships K/S. International Container Ships K/S has granted us the option to re-purchase on an “as is/where is” basis both vessels for delivery between February 21, 2005 and July 21, 2005. Since February 21, 2005, the aggregate purchase price for each vessel has been and will continue to be reduced by $6,450 per day until the vessel is delivered. If we exercise the option, we are obligated to purchase both vessels; however, the vessels may be delivered separately, with the purchase price adjusted to reflect the actual date of delivery for each vessel.

Quantitative and Qualitative Disclosures

Interest Rate Exposure

The existing long-term debt obligations of our vessel-owning subsidiaries bear interest at LIBOR plus a margin ranging from 1.25% to 1.75%. Increasing interest rates could adversely affect our future profitability. We currently use interest rate swaps to hedge our exposure to interest rates.

Borrowings under our new senior secured credit agreement will bear interest at a rate equal to LIBOR plus a margin of either 1.25% or 1.375%. We expect to use interest rate swaps or other derivative instruments to hedge our exposure to interest rates under our new credit agreement.

A 100 basis point increase in LIBOR would have resulted in an increase of approximately $1.1 million in our interest expense for the year ended December 31, 2004.

Foreign Exchange Rate Exposure

Our vessel-owning subsidiaries generate revenues in U.S. dollars but incur a portion of their vessel operating expenses, and we incur our general and administrative costs, in other currencies.

We monitor trends in foreign exchange rates closely and actively manage our exposure to foreign exchange rates. We maintain foreign currency accounts and buy foreign currency forward in anticipation of our future requirements in an effort to manage foreign exchange risk. As of December 31, 2004, a 1% adverse movement in U.S. dollar exchange rates would have increased our vessel operating expenses by approximately $52,000.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see Note 2 to our predecessor combined carve-out financial statements included herein.

Carve-out of the Financial Statements of Aries Energy Corporation

For the year ended December 31, 2004 and the period ended December 31, 2003, our combined financial statements included in this prospectus have been carved out of the consolidated financial statements of Aries Energy. Through vessel-owning subsidiaries, Aries Energy owned and operated two products tankers during 2003 and seven products tankers and five container vessels during 2004. Aries Energy is a holding company with activities that include, among others, the ownership and operation of products tankers and container vessels through affiliates. Our financial position, results of operations and cash flows include all expenses allocable to our business, but may not be indicative of the results we would have achieved had we operated as a public entity under our current chartering, management and other arrangements for the periods presented or for future periods.

The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Depreciation

Our vessels represent our most significant assets. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, which is estimated to be 25 years from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels based on a scrap value of $180 per lightweight ton, which we believe is common in the shipping industry. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade, the vessel’s useful life is adjusted to end at the date such regulations become effective.

In the year ended December 31, 2004, a one-year reduction in useful life would increase our total depreciation charge by approximately $1.3 million.

If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Impairment of Long-lived Assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair value. We estimate fair value primarily through the use of third-party valuations performed on an individual vessel basis. To date, we have not identified any impairment of our long-lived assets.

Deferred Drydocking and Special Survey Costs

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. Our vessels are required to undergo special surveys every 60 months.

We capitalize the costs associated with drydockings and special surveys as they occur and amortize these costs on a straight-line basis over the period between drydockings and surveys, respectively. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Revenue Recognition

Revenues are generated from time charters. In recognizing revenue we are required to make certain estimates and assumptions. Historically differences between our estimates and actual results have not been material to our financial results.

Time charter revenues are recorded over the term of the charter as service is provided. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis.

Fair Value of Financial Instruments

In determining the fair value of interest rate swaps and lender participation rights, we are required to make a number of assumptions and estimates. These assumptions include future interest rates, appropriate discount rates, future values of our vessels, future dates of potential disposal or refinancing of vessels. We operate in a dynamic market, which is characterized by frequent and significant movement in all of these variables from period to period, particularly the expected value of our vessels.

We assess these assumptions at the inception of an arrangement and at the end of each reporting period based on available information existing at that time. Accordingly, the assumptions upon which we base our estimates are subject to change and may result in a material change in the fair value of these items.

Purchase of Vessels

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation at charter rates that are less than market charter rates, we record a liability, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. This deferred revenue is amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

Recent Accounting Developments

In November 2004, the Financial Accounts Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 153 “Exchanges of Non-Monetary Assets—An Amendment to APB 29” (“SFAS 153”). Accounting Principles Board Opinion No. 29 (“APB 29”) had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS 123 (Revised) “Share Based Payments” (“SFAS123(R)”), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use Accounting Principles Board Opinion No. 25’s intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123(R) is effective for public companies for interim and annual financial periods beginning after December 15, 2005 and we will implement SFAS 123(R) as at January 1, 2006. Under the revised standard there are three transition methods available, the modified prospective method, modified retrospective method with restatement of prior interim results or the modified retrospective method. Management does not believe the adoption of this standard will have a material impact on the financial position, results of operations or cash flows.

INDUSTRY

We have obtained the information in this prospectus about the container shipping sector and the tanker sector from several independent outside sources, including: Braemar Container Shipping and Chartering ltd; Braemar Seascope plc; the U.S. Department of Energy; and the International Energy Agency, or IEA, an autonomous energy forum for 26 industrial countries.

The Container Shipping Sector

Overview

Container shipping was first introduced in the 1950s and has since become the dominant method for the international transportation of many industrial and consumer goods. Seaborne container transportation is performed by carriers who nearly all operate scheduled services with pre-set port calls, using a number of owned or chartered vessels in each service to achieve an appropriate service frequency. Large carriers typically handle shipments by thousands of charterers.

The containers used in seaborne container transportation are metal boxes of standard dimensions, generally either 20 or 40 feet long, 8.5 feet high and eight feet wide. The standard unit of measure in container shipping is the 20-foot equivalent unit, or TEU. According to Braemar Container Shipping and Chartering, world container shipping volumes have grown from 37 million TEU in 1993 to 91 million TEU in 2003, representing a compound annual growth rate of 9.4%.

A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a container vessel. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

Container shipping has a number of advantages as compared with more traditional shipping methods, including:

•	Less Handling — Once loaded, the contents of a container are not directly handled until they reach their final destination. Using traditional shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.

•	Reduced Shipping Time — Modern container vessels can be loaded and unloaded in significantly less time and at lower cost than traditional cargo vessels. Onshore movement of containerized cargo, both around container staging or storage areas and to their final destinations, benefits from integration of the container with matching chassis, railcars and other means of hauling the standard-sized containers.

•	Greater Security — Containers provide a secure environment for their cargo, providing greater protection to the cargo, the environment through which the cargo is transported and the personnel engaged in the cargo’s shipment than do traditional shipping methods.

The container shipping sector is highly competitive and fragmented. Competition for container vessels is intense and depends on price, location, size, age, condition and acceptability of vessels and operators to the charterers. The container shipping sector has recently undergone a period of consolidation, and many of the largest carriers have also expanded through internal growth. As a result, there has been increased concentration among the largest 20 carriers worldwide. Based on data released by container shipping companies, Braemar Container Shipping and Chartering estimates that in 2003 the 10 largest carriers accounted for approximately 60% of global container capacity.

Container shipping companies can generally be divided into four categories:

•	Global carriers, which generally deploy significant vessel capacity and operate extensive service networks in most trade lanes in the major East/West markets, as well as in selected regional markets. These carriers generally deploy large vessels and serve major ports with direct calls and other ports through trans-shipment over regional hubs.

•	Regional carriers, which generally focus on a number of smaller trade lanes within the major East/West markets, or within regional markets. These carriers tend to offer direct services to a wider range of ports within a particular market than global carriers.

•	Niche carriers, which are similar to regional carriers but tend to be even smaller in terms of the amount of vessel capacity they operate and the number and size of the markets they cover.

•	Independent shipowners, which charter container vessels to other container shipping companies for a specified period of time. Independent shipowners typically own container vessels with capacity of up to 5,050 TEU, although a limited number of larger vessels are owned by independent shipowners.

Large container shipping companies have sought to maintain flexibility in their fleet size in order to react to changes in the demand for their services. This has led to the development of a charter market whereby independent shipowners lease their vessels to other container shipping companies on a time-charter basis. In general, larger vessels are owned by large container shipping companies or chartered in on a long-term basis from their owners when the vessel is delivered as a newbuilding. As a result, the pool of container vessels available in the charter market is made up mainly (with limited exceptions) of vessels with capacities of 3,500 TEU and below.

Types of Container Vessels

Container vessels are mainly “cellular,” which means they are equipped with metal guide rails for rapid loading and unloading and more secure carriage, and container vessels may be “geared,” which means the they are equipped with cranes for loading and unloading containers. All large container vessels are fully cellular and call at developed ports with adequate shore-based loading and unloading equipment and facilities. Container vessels with cargo capacity below 2,000 TEU are often geared, so that they may call on ports that do not have adequate shore-based loading and unloading facilities. Because cranes on container vessels may interfere with the efficient use of on-shore cranes, as more ports install their own crane equipment, gearless vessels are becoming more prevalent.

Container vessels may be classified according to their size as follows:

•	Very Large Container Carrier (VLCS)—a container vessel with a capacity of over 7,500 TEU;

•	Post-Panamax—a container vessel with a width too large to transit the Panama Canal and a capacity of up to 7,500 TEU;

•	Panamax—a container vessel with a width within the dimensions required to transit the Panama Canal and a capacity between 4,000 and 5,050 TEU; and

•	Sub-Panamax—a container vessel with a capacity of up to 4,000 TEU.

Several years ago, a 3,000 TEU vessel was considered a large vessel; however, as container shipping volumes continued to rise, carriers developed larger container vessels. The first of these larger vessels to be introduced was the 5,500 TEU Post-Panamax container vessel, which has been widely used on Far East-Europe and Trans-Pacific trade routes. Early in this decade, Panamax container vessels with a nominal capacity of 5,050

TEU and VLCS container vessels with a nominal capacity of 8,000 TEU were placed in service. Recently, several carriers have placed orders for 9,500 TEU container vessels, and shipyards have developed designs for 12,000 TEU container vessels as the drive for greater economies of scale has created demand for even larger vessels.

The type of vessel used for a particular service depends on a variety of factors, including cargo levels, the number of ports to be visited, dimensions of those ports (which restrict the draft, length and width of vessels), port facilities and speed requirements.

Trade Routes

There are three core container trade routes: the Trans-Pacific, Trans-Atlantic and Far East-Europe. These routes are often referred to as the East/West trade routes. Trade along the East/West trade routes is primarily driven by U.S. and European consumer demand for Asian-made goods. Supporting these core routes are a network of regional routes and the North/South routes, which include the Europe/Mediterranean, Caribbean/United States, Europe/South America, Asia/Australia and North America/South America routes. These trade routes are served by vessels of varying size. The East/West routes are generally served by 3,000 TEU, Panamax, Post-Panamax and VLCS container vessels. The North/South trade routes are generally served by container vessels ranging in size from 1,800 TEU to Panamax, and the regional routes are generally served by smaller container vessels (up to 3,500 TEU) depending on the size of the trade and physical restraints of the ports visited. The following table shows the trade routes on which some selected sizes of vessel are likely to be suitable to trade:

Trade Route / Vessel Size	1,800 TEU	2,000 TEU	3,000 TEU	Panamax	Post Panamax	VLCS
East/West Routes			X	X	X	X
Intra-Asia	X	X	X
North/South Routes	X	X	X	X
Intra-Regional Routes	X	X	X

Source:	Braemar Container Shipping and Chartering

Container Vessel Demand

Demand for container vessels is affected by global and regional economic and political conditions, developments in international trade, changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported, environmental and safety regulations and weather. An indicator of container vessel demand is port throughput, which is a measure of the number of times a container moves within a port. For instance, a container that moves into a port, to the shore for unloading or storage and back to a container vessel for transport has increased port throughput by three.

Based on data released by world ports, Braemar Container Shipping and Chartering estimates that port throughput has grown at an average rate of approximately 11% per year from 1999 to 2004. The following factors have influenced the growth in worldwide containerized shipping and port throughput:

•	Manufacturing and distribution processes have become globalized. Over the past two decades, industrial manufacturing and assembly operations have relocated from traditionally high cost production areas such as Japan, Western Europe and North America to countries in Asia and South and Central America, where manufacturing costs are substantially lower. Furthermore, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products.

•	Manufacturers have focused more on “just-in-time” delivery methods, which favors the reduced shipping time offered by container shipping.

•	Container shipping has continued to penetrate the general cargo and reefer markets.

•	Trans-shipment, or the use of several different vessels to transport a container on a single journey, has increased, generating demand for additional vessels to move cargo to and from larger vessels and resulting in additional port handling movements.

The following table shows the growth in port throughput in various regions from 1999 through 2004.

Container Port Throughput Growth by Region

	1999	2000	2001	2002	2003	2004 (est.)
North America	-0.1%	11.1%	3.4%	11.2%	10.8%	7.8%
Northern Europe	7.6%	10.9%	2.7%	8.2%	4.7%	7.2%
East Asia	31.9%	19.7%	8.1%	21.5%	10.6%	15.5%
South East Asia	16.3%	10.6%	2.4%	10.0%	5.2%	6.5%
North East Asia	9.5%	22.4%	-2.7%	13.7%	1.9%	3.3%
Mediterranean	4.3%	24.4%	6.6%	9.0%	6.4%	5.5%
Middle East	40.7%	11.6%	2.4%	48.1%	19.9%	18.5%
South America	-2.1%	4.1%	4.5%	2.4%	10.9%	13.3%
World	11.2%	12.4%	2.9%	14.1%	11.7%	11.0%

Source:	Braemar Container Shipping and Chartering

Container Vessel Supply

The supply of container vessels is affected by the age and relative size of the world fleet, newbuildings, scrappings, international regulation and the efficiency with which existing container vessel capacity is used. The supply of container vessels increases with the delivery of newbuildings, decreases with the scrapping of older vessels and loss of tonnage as a result of casualties and conversion of vessels to other uses.

At the end of 2004, the worldwide container vessel fleet consisted of approximately 3,550 vessels with a total nominal carrying capacity of approximately 7.4 million TEU. The table below sets out the annual growth rate (net of scrapping) of the worldwide container vessel fleet from 1999 to 2004.

Year	Approximate Annual Vessel Capacity (TEU) Growth of the Worldwide Container Vessel Fleet (Net of Scrapping)
2004	9.9%
2003	9.0%
2002	10.1%
2001	11.3%
2000	9.8%
1999	4.7%

Source:	Braemar Container Shipping and Chartering

The following chart presents the estimated total TEU capacity of container vessels built in each year during the period from 1974 to 2003 and the current capacity on order in shipyards from 2005 to 2008.

Container Fleet Age Profile (Including Newbuilding Orders Through 2008)

Source:	Braemar Container Shipping and Chartering

Braemar Container Shipping and Chartering’s newbuilding data indicates that, over the next three years, approximately 890 vessels (or 3.4 million TEU) will be delivered, bringing the total fleet size to an estimated 4,450 container vessels with a total nominal capacity of approximately 10.6 million TEU by the end of 2007. The estimated expansion of the container vessel fleet implies capacity growth of 13% in 2005, 14.0% in 2006 and at least 11.5% in 2007. Many of these new container vessels are expected to be large-size (over 3,500 TEU) vessels ordered by global carriers for use on their major trade routes. According to Braemar Container Shipping and Chartering, charter market tonnage (generally under 3,500 TEU) is expected to grow at slower rates from 2005 to 2007, presently estimated at 6.5% in 2005, 6.8% in 2006 and 5.6% in 2007, although there remains limited additional shipyard capacity for further newbuildings with delivery in 2006 and 2007. Please read “Risk Factors—Industry Specific Risk Factors—Factors beyond our control may adversely affect the demand for and value of our vessels.”

Scrapping

The rate at which vessels are scrapped affects the supply of container vessels. Factors influencing an owner’s decision to scrap a vessel include scrap prices, prevailing and anticipated hire rates, the age of the vessel, secondhand vessel prices, the costs associated with classification society surveys and maintenance and insurance costs.

Braemar Container Shipping and Chartering estimates that only 0.25% of the aggregate TEU capacity of the container vessel fleet will be demolished in 2005 and 1% in each of 2006 and 2007. The following factors are expected to contribute to low scrapping rates in the coming years:

•	The scope for demolition in the near future is limited due to the young age profile of the container vessel fleet. In 2006, there will be no more than 80 vessels (representing approximately 130,000 TEU) with a nominal capacity of greater than 1,000 TEU over 25 years old and no more than 200 vessels (representing approximately 400,000 TEU) with a nominal capacity of greater than 1,000 TEU over 20 years old.

•	Many older container vessels are owned by global carriers or committed on long-term charters, either of which factors tends to keep a vessel in operation beyond what would otherwise be its expected scrapping date. There are currently less than 40 vessels with a nominal capacity of greater than 1,000 TEU that are over 20 years old and not either owned by global carriers or under long-term commitments.

If conditions affecting container vessel charter rates or container box rates, which is the amount a container shipping company charges a customer to transport a container, are adversely affected by an oversupply of tonnage, it is likely that vessel scrapping rates would rise above current estimates and that the age at which vessels are scrapped will fall.

Newbuilding

Newbuilding vessel values are affected by several factors, including the demand for container vessels, charter rates and secondhand vessel prices. In addition, there is a lag from the time that a vessel is ordered to the time that it is delivered, which generally depends on demand for newbuildings and fluctuates over time. At the start of 2003, this lag time was approximately 18 months; today, it is approximately three years.

The following table identifies the aggregate capacity of newbuild container vessels expected to be delivered between 2005 and 2007:

Type of Vessel	Expected Deliveries (2005—2007)
VLCS	142 vessels (1,204,958 TEU)
Post-Panamax	76 vessels (465,078 TEU)
Panamax	177 vessels (802,237 TEU)
2,000 to 4,000 TEU	195 vessels (555,012 TEU)
1,000 to 2,000 TEU	182 vessels (254,283 TEU)
Less than 1,000 TEU	121 vessels (96,345 TEU)
Total	893 vessels (3,377,913 TEU)

Source:	Braemar Container Shipping and Chartering

Based on the current newbuilding orderbook and limited berth availability, aggregate additional container vessel capacity delivered during 2005 through 2007 could be as high as 3.7 million TEU.

Charter Rates

Charter rates are primarily determined by the balance between supply of and demand for container shipping capacity. Between 1996 and 1998, container shipping capacity grew faster than demand for container shipping services. This situation, coupled with the Asian economic crisis in 1998, caused a sharp decline in average charter rates in 1998. Since the Asian economic crisis in 1998, the industry has demonstrated a greater willingness to rationalize services on all trade lanes, mainly through joint service agreements and slot charter agreements. Carriers also successfully adjusted to deregulation of the industry in the United States that occurred in 1998. In 1999, improved container volumes due to higher demand, combined with lower deliveries of new vessel capacity, led to an improved balance between supply and demand and to higher average charter rates, particularly in the Asian export markets. In 2000, stable charter rates and a further improved balance between supply and demand generally resulted in improved profitability among carriers. In 2001, growth in global container shipping capacity outpaced the 2.6% growth in international container trade growth, which was adversely affected by global economic slowdown, particularly in the United States. These combined factors had a negative impact on the industry’s profitability in 2001. In 2002, global container capacity grew 10.1% and international container trade grew 14.1%, narrowing the gap between supply and demand. In 2003, global container capacity growth was 9% with strong growth in international container trade of 11.7%, driven by growth in the Asian markets. Strong demand has led to improved trading conditions in 2003 and 2004 and improved industry profitability.

The table below sets forth estimated average daily charter rates for select vessel sizes over the past five years for container vessels of 3,500 TEU or less.

Vessel Size / Year	2000	2001	2002	2003	2004
1,000 TEU	$8,200	$7,400	$6,000	$8,400	$13,550
1,700 TEU	13,500	9,950	7,800	13,700	22,400
2,000 TEU	17,450	12,275	8,050	17,700	27,500
3,000 TEU	21,950	17,600	10,000	21,500	32,775
3,500 TEU	22,400	18,700	13,800	25,500	39,300

Source:	Braemar Container Shipping and Chartering

The graph below presents Braemar Container Shipping and Chartering’s BOXI index for the past five years. The BOXI index shows the changes in one-year charter rates (estimated on a weekly basis) based upon charter rates for twelve vessel sizes (ranging from 250 TEU to 3,500 TEU).

Braemar Container Shipping and Chartering’s BOXI Index

Source:	Braemar Container Shipping and Chartering

During 2005 to 2007, the supply of container vessels is expected to grow at a rate greater than the rate of demand for those vessels, which should moderate the currently high shipping rates. If the supply of container vessel capacity significantly exceeds demand, then container shipping rates could fall dramatically.

The Tanker Sector

Overview

A principal function of the tanker sector is to transport crude oil from oil production and export facilities to oil terminals, storage facilities, pipeline systems and oil refineries internationally. According to Braemar Seascope, tankers are responsible for carrying over 60% of the world’s crude oil. In addition, tankers are also involved in the carriage of refined petroleum products, such as gasoline, diesel, jet fuel and naphtha, from refineries to storage and distribution systems, industrial plants and other consumers. Braemar Seascope estimates that tankers transport approximately 12% of the world’s refined petroleum products.

There are two principal types of providers of international seaborne transportation services for crude oil and refined petroleum products: independent shipowners and end users, such as oil, energy, petrochemical and trading companies (both private and state-owned). Tonnage controlled by end users is primarily chartered from independent shipowners under short-term spot market contracts and long-term time charters, with the balance being directly owned. The prices for transporting crude oil and refined petroleum products, which we refer to as tanker charter rates, are set in highly competitive markets in which both independent and end-user tonnage participate.

In recent years, the tanker sector has undergone a process of consolidation that has resulted in greater co-operation between owners and charterers as both seek greater economic efficiencies and continued improvements in quality, safety and environmental protection standards. As a result, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective and rigorous in their inspection and vetting of vessels and their acceptance of vessels and operators.

Tankers generally are a more cost-effective alternative to pipelines and their advantages increase over distance. Pipelines are also considered to be more vulnerable to political instability, sabotage, economic blockade and the risk of environmental disaster.

Types of Tankers

Vessels in the tanker fleet can be divided into categories based on their size in deadweight tons, or dwt, which is a vessel’s capacity for cargo, fuel, oil, stores and crew measured in metric tons (1,000 kilograms). The following are the main categories of tankers based on dwt:

•	Very Large Crude Carriers — tankers with capacity of 200,000 dwt and over;

•	Suezmax tankers — tankers with capacity ranging from 125,000 to 199,999 dwt;

•	Aframax tankers — tankers with capacity ranging from 80,000 to 124,999 dwt;

•	Panamax tankers — tankers with capacity ranging from 55,000 to 79,999 dwt;

•	MR tankers — tankers with capacity ranging from 38,000 to 54,999 dwt;

•	Handy products tankers — tankers with capacity ranging from 27,000 to 37,999 dwt; and

•	Small tankers — tankers with capacity up to 26,999 dwt.

Tankers that transport refined petroleum products are referred to as products tankers. Products tankers generally range in size from 10,000 to 80,000 dwt, although there are some larger products tankers designed for niche long-haul trades, such as from the Middle East to Japan, Korea and South East Asia. Products tankers generally have cargo handling systems that are designed to transport several different grades of refined petroleum products simultaneously. These systems include coated cargo tanks that facilitate cleaning between voyages involving different cargoes.

World Oil Demand

From 1999 to 2004, world oil demand is estimated to have increased by 10.0% in absolute terms, or an average compounded annual growth rate of 1.8%. During 2004, global oil consumption grew by 2.64 million barrels of oil per day (mbd), or 3.3%, one of the strongest growth rates in recent years. China showed exceptional growth (14.6%), while other non-OECD areas such as the Middle East (5.8%), Asia (5.8%) and India (5.1%) also showed very strong growth. By contrast, oil demand in the OECD countries saw only modest growth, except in Japan and Korea, where it actually fell. In 2005, the IEA estimates that world oil demand will increase by 1.7%, or 1.4 mbd, to 83.7 mbd, primarily driven by demand growth in the United States and Asia.

World Oil Demand, Million Barrels Per Day

	1999	2000	2001	2002	2003	2004	2005
USA	19.52	19.69	19.65	19.76	20.03	20.46	20.63
Canada	2.01	2.03	2.04	2.08	2.19	2.26	2.27
Mexico	1.94	2.01	1.99	1.94	2.02	2.02	2.03
Brazil	2.15	2.16	2.20	2.12	2.05	2.15	2.18
Europe	15.92	15.79	16.01	16.01	16.16	16.45	16.55
Former Soviet Union	3.66	3.62	3.65	3.45	3.58	3.71	3.82
Japan	5.60	5.50	5.39	5.46	5.58	5.47	5.36
China	4.49	4.79	4.67	4.97	5.52	6.33	6.69
Korea	2.08	2.14	2.13	2.15	2.17	2.15	2.18
Other Asia	7.21	7.33	7.57	7.88	8.10	8.55	8.76
India	2.00	2.07	2.27	2.32	2.35	2.47	2.53
Middle East	4.29	4.70	4.93	5.36	5.56	5.88	6.14
Africa	2.37	2.44	2.55	2.70	2.74	2.81	2.90
World	75.25	76.20	76.81	77.93	79.74	82.38	83.74

Annual Growth %		1.26	0.80	1.46	2.32	3.31	1.65

Source:	International Energy Agency

Global oil demand is mainly driven by economic growth and population growth. However, the following factors also affect worldwide oil demand:

•	political decisions to build, increase or draw from strategic petroleum reserves;

•	extreme weather conditions;

•	hostilities and wars, which can cause short-term surges in transport fuel demand in addition to potential supply disruptions; and

•	the price and supply of alternative energy.

Tanker Demand

Demand for tankers is determined by the volume of crude oil and refined petroleum products transported and the distances over which they are carried. The factors affecting demand include the world economy and world oil demand and production, as well as inventories of crude oil and refined petroleum products. These factors can be influenced by port delays and unexpected events, such as labor disruptions, war or other hostilities and extreme weather conditions or natural disasters.

Products tankers

Unlike the transportation of crude oil, which is typically unidirectional in that most oil is transported from a few centers of production to many regions of consumption, the transportation of refined petroleum products and other cargoes is multi-directional in that there are several areas of production and consumption. The multi-directional nature of the products tanker market is enhanced by the competitive, complex and technical nature of the refining business, which requires any surplus or deficit of product to be dealt with promptly. Refineries vary enormously in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of products tankers to engage in charters of triangulation, and thereby maximize the revenue generating potential of their vessels by minimizing the number of non-revenue generating unladen voyages and the time that their vessels are unladen.

Products tankers are generally more flexible and efficient than crude oil tankers. For example, in addition to conventional cargoes such as gasoline, diesel, jet fuel and naphtha, a number of modern products tankers are also involved in the carriage of fuel oil, caustic soda, aromatic chemicals (such as benzine, toluene and xylene) and vegetable oils.

The U.S. Department of Energy predicts that oil demand will continue to rise through 2025 due to anticipated strong economic growth in Asia (especially China and India), Russia and Brazil, with more modest growth elsewhere. Products tanker demand generally rises as oil demand rises.

In the United States, refineries have been running at very high utilization rates, leaving no effective capacity to meet any further rises in demand. A similar situation exists in Europe and in Central and South America. Given the high capital outlay and environmental concerns, it is unlikely that any significant refinery building will take place in those areas. By contrast, refining capacity in Asia and the Middle East has expanded during the past 10 years and is expected to continue to do so. Additional refining capacity is also planned for the former Soviet Union and the Caribbean.

Product demand in the main consuming areas of Europe and the Americas is expected to be met increasingly by seaborne imports from geographically remote regions such as the Middle East, Asia and the former Soviet Union, which should increase tanker demand since refined products will need to be transported over greater distances with longer transit times.

Growing demand for gasoline is likely to be the biggest driver of future products tanker demand, especially imports into the United States and Europe from the former Soviet Union and the Middle East. A surge in car ownership in China and India is also causing substantial increases in gasoline demand in those countries. The Middle East will also continue to play a significant role in the exportation of naphtha and gas oil to the Asian and Mediterranean markets and jet fuel to Europe and the United States.

Higher oil prices have encouraged a “just in time” approach to product stockpiling and, as a result, commercial stockpiles, especially in the United States, are low. Low stockpiles have resulted in a greater dependence upon products tankers to deliver product supplies from outside the immediate area. Additional products tanker demand is generated by different quality and emission control regulations for gasoline in different states in the United States.

Tanker Supply

The supply of tankers is measured in both total number of tankers and aggregate deadweight tons. Tanker supply is primarily affected by the number of newly constructed vessels entering the market, the scrapping of older vessels, the loss of vessels due to casualty or conversion to other purposes and the deployment, speed and efficiency of vessel operations.

The following chart shows the aggregate deadweight tons of commercial tankers over 10,000 dwt that are in the existing tanker fleet or on order as of January 1, 2005, together with the amount of deadweight tons that are single-hulled and double-hulled:

Source:	Braemar Seascope

According to Braemar Seascope, at the beginning of 2005 there were 3,013 commercial ocean-going tankers over 10,000 dwt, representing 300.3 million dwt, of which 40.0 million dwt were Handy/MR tankers and 17.8 million dwt were Panamax tankers.

Scrapping

Historically, well-built and -maintained vessels, especially products tankers, often traded until they were more than 25 years old. During the 1990s, however, legislative measures aimed at increasing vessel safety and reducing the danger of pollution shortened the useful life of existing vessels. In particular, the U.S. Oil Pollution Act of 1990, or OPA, prompted international legislation to insure that all newly built vessels were constructed with a double rather than single hull. A double-hulled vessel has a space, either empty or filled with clean ballast water, between its cargo tanks and outer hull that encloses the sides and bottom of its cargo tanks. Furthermore, OPA mandates the phase-out of all single-hulled tankers transporting petroleum and petroleum products in U.S. waters by January 1, 2015. Similar legislation has been adopted in other countries.

Recent legislation in Europe has accelerated the phase out of older single-hulled tankers and banned their use in the carriage of heavy fuel and crude oils in Europe since October 2003. More recently the International Maritime Organization, or IMO, promulgated new standards, which are effective in April 2005, that extend the European fuel oil/heavy crude ban to most countries in the world.

The phase out of single-hulled tankers has resulted in new trading opportunities for double-hulled products tankers. Under the IMO phase out, approximately 5.5 million dwt of single-hulled products tankers (primarily Handymax, MR and Panamax) are expected to be phased out in 2005. In addition, an additional 5.5 million dwt of older single-hulled Panamax tankers will be unable to trade in fuel oil after April 2005.

In addition to legislation, charterers and terminal operators are becoming increasingly reluctant to accept older single-hulled vessels. Charter rates for a single-hulled vessel are often much less than charter rates for double-hulled vessels used for the same purpose.

In the absence of legislation mandating an earlier phase-out, a vessel is usually not scrapped until its revenue is insufficient to offset the cost of maintaining and running the vessel. Every five years, a tanker is required to pass a detailed survey of its condition by a classification society in order to continue in operation. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel’s seaworthiness, and vessels must be certified as in-class in order to continue to be admitted to ports worldwide. As a tanker ages, the work required to maintain the vessel “in-class” is more expensive. For example, older vessels often must have large sections of their hull replaced as they age, which is very expensive.

The highest tanker scrapping levels have historically occurred when charter rates are at their lowest; however, the rapid phasing out of single-hulled vessels required by legislation may result in relatively high scrapping levels during periods of relatively good charter rates in the future.

Newbuildings

According to Braemar Seascope, in January 2005 the tanker orderbook consisted of 846 vessels totaling 85.4 million dwt, of which 15.3 million dwt were Handy/MR tankers and 11.1 million dwt were Panamax tankers. The level of newbuilding orders is a function of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects future tanker supply. Most major shipyards have sold their newbuilding berths through 2008, leaving little available capacity. Rising steel and equipment costs, along with competition for newbuilding berths from shipping sectors other than oil transportation, led to an increase in newbuilding contract prices during 2004.

Charter Rates

Tanker charter rates are determined by the supply of, and demand for, tankers at any given time and the supply of, and demand for, crude oil and refined petroleum products. Beginning in mid-1995 and through early 1998, charter rates improved as a result of increased demand due to economic growth in Asia. Charter rates weakened in 1998 and the weakness continued through the end of 1999 due to the Asian financial crisis, mild winters in the Northern Hemisphere that reduced the demand for oil, and OPEC oil production cuts that lessened the demand for tankers. The tanker sector reacted to this downturn by increasing scrapping. As tanker demand recovered in early 2000, a smaller tanker fleet caused rates to increase significantly. During the period from 2000 to 2002, charter rates fluctuated substantially due to changes in output by OPEC, which increased its quota by 3.7 mbd in 2000 and then decreased its quota by 5.0 mbd in 2001. Since late 2002, the following factors have contributed to an increase in charter rates:

•	higher demand for oil due to improving world economic activity;

•	limited refining capacity in oil product consuming regions;

•	increased demand for products tankers due to gasoline exports from Europe to the United States and increased diesel imports to Europe, primarily from Russia, due to increased use of diesel in the European car fleet; and

•	low crude oil and refined petroleum product inventory levels.

The following table shows one-year time charter rates for MR, Panamax and Aframax tankers from January 1990 through December 2004:

Source:	Braemar Seascope

BUSINESS

Overview

We are Aries Maritime Transport Limited, a Bermuda company incorporated in January 2005 as a wholly owned indirect subsidiary of Aries Energy Corporation, or Aries Energy. We are an international shipping company that owns products tankers and container vessels that subsidiaries of Aries Energy contributed to us (indirectly through the contribution of the capital stock of our vessel-owning subsidiaries) in exchange for shares of our company. In connection with that transaction, we assumed approximately $214 million of debt, which our vessel-owning subsidiaries incurred to acquire the vessels we now own. Our fleet currently consists of seven products tankers and three container vessels. We have an option to re-acquire two additional container vessels from an affiliate of Aries Energy, which expires on July 21, 2005. Assuming this offering results in gross proceeds to us of at least $140 million, we will be required to exercise the option. We expect that the two container vessels will be delivered to us within 30 days of our exercise of the option. Assuming we exercise the option and take delivery of the two container vessels, our fleet will consist of seven products tankers with an aggregate capacity of approximately 391,124 dwt and five container vessels with an aggregate capacity of approximately 12,509 TEU.

Our seven products tankers consist of four double-hulled MR tankers, one of which has a cargo-carrying capacity of 41,450 dwt, one which has a cargo-carrying capacity of 41,502 dwt and two of which have a cargo-carrying capacity of 38,701 dwt; two double-hulled Panamax tankers, which have a cargo-carrying capacity of 73,400 dwt; and one double-hulled Aframax tanker, which has a cargo-carrying capacity of 83,970 dwt. Our products tankers are designed to transport several different refined petroleum products simultaneously in segregated coated cargo tanks. These cargoes typically include gasoline, jet fuel, kerosene, naphtha and heating oil, as well as edible oils. The average age of our products tankers is approximately 7.8 years. All our products tankers are currently employed under time charters with remaining terms ranging from approximately one to four years. Our charterers include PDVSA, the state oil company of Venezuela, d’Amico Società di Navigazione, ST Shipping, Deiulemar Compagnia di Navigazione S.p.A./Enel S.p.A. and Trafigura Beheer B.V.

Our five container vessels (including the two vessels that we have the option to purchase) range in capacity from 1,799 to 2,917 TEU and have an average age of 15.6 years. Container vessels of this size are generally utilized in the North/South trade routes that link Europe and Asia with Latin America, Africa, India, Australia and New Zealand. Our four largest container vessels are also utilized in the East/West trade routes that link Europe with the Far East and the United States. Our smaller container vessel may be employed on the same trade routes or may serve as a feeder vessel trading between hub ports, where larger vessels call, and smaller regional ports. All of our container vessels are currently employed under time charters with remaining terms ranging from approximately two to five years. One of our container vessels is currently chartered with a member of the China Shipping Group, and our remaining container vessels are currently chartered with CMA CGM S.A.

After our time charters expire, we may employ our vessels under new time charters or in the spot voyage market, between time charters, depending on the prevailing market conditions at that time.

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

•	Time charters in place for all vessels. We currently have long-term time charters in place for each of our vessels, which we expect will reduce the volatility of our revenues. Our long-term time charters have remaining periods ranging from approximately 1.3 years to 5.3 years, with an average of approximately 3.2 years.

•	Double-hulled tanker fleet. All our products tankers are double-hulled with coated cargo tanks capable of transporting a variety of wet cargo, including dirty and clean petroleum products and edible oils. In addition, the average age of our products tankers is approximately 7.8 years.

•	Diverse fleet. We maintain a diverse fleet consisting of MR, Panamax and Aframax products tankers with capacities ranging from 38,701 to 83,970 dwt, and container vessels with capacities ranging from 1,799 to 2,917 TEU. We believe maintaining a fleet of vessels of different types and sizes reduces our exposure to any one sector and lowers the volatility of our revenues.

•	Experienced management through our senior executives and Magnus Carriers. Our management team and our manager, Magnus Carriers, have extensive experience in the shipping industry. Magnus Carriers has significant experience operating large and diversified fleets of tankers, container vessels and other vessels and has expertise in important aspects of commercial, technical, management and financial areas of our business, which should promote a focused marketing effort, effective quality and cost control, effective safety monitoring and efficient operations. Our President and Chief Executive Officer has 30 years of experience in the shipping industry, and our Chief Financial Officer has over 20 years of experience in ship financing and operations.

•	Five pairs of sister ships. Three pairs of our products tankers and two pairs of our container vessels are sister ships. Sister ships can result in cost efficient operations and more chartering opportunities. Cost efficient operations can be achieved by maintaining fewer spare parts, because various parts are inter-changeable between sister ships. More chartering opportunities should be available because many charterers prefer sister ships for their services due to various efficiencies they can achieve from the use of sister ships.

•	Strong relationships with charterers. We have strong relationships with established charterers, through an extensive worldwide network of contacts maintained by Magnus Carriers. Our current charterers include major national, regional and international oil companies, charterers and oil traders.

Our Strategy

Our strategy is designed to generate stable cash flow from our existing operations while limiting our exposure to volatility in the shipping markets and to grow through acquisitions that we expect to be accretive to our cash flow. As part of our strategy, we intend to:

•	Pay dividends out of available cash. We currently intend to pay regular cash dividends on a quarterly basis, beginning with an estimated dividend of $0.56 per share in November 2005, which amount reflects the four-month period between the commencement of our operations, which is assumed to be June 1, 2005 to September 30, 2005, subject to the limitations discussed in “Dividend Policy.” The declaration and payment of dividends will be subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, restrictions under the terms of our new senior secured credit agreement, the provisions of Bermuda law affecting the payment of dividends and other factors.

•	Generate stable cash flow through long-term time charters. We intend to employ our vessels under long-term time charters to provide us with a stable cash flow base. We believe that our ship management agreements with Magnus Carriers will allow us to control costs, contributing to our ability to generate stable cash flow.

•	Grow through accretive acquisitions. At the closing of this offering, we will have $150 million of available borrowing capacity under our new senior secured credit agreement, which we intend to use to acquire additional double-hulled products tankers and container vessels. We plan to acquire vessels that will be accretive to our cash flow.

•	Focus on the products tanker and container vessel markets. We believe that the markets for products tankers and container vessels will grow with the continued global demand for refined petroleum products, growth in containerization and increasing average distances over which cargo is transported. We will monitor market conditions across the various shipping sectors and may adjust the mix of our fleet by acquiring additional double-hulled products tankers or container vessels to accommodate changing market conditions.

•	Maintain strong relationships with our charterers by providing well-maintained vessels. We believe that providing well-maintained vessels contributes to our ability to keep our vessels fully employed and secure repeat business with charterers.

Fleet Management

The following summary of the material terms of the ship management agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the ship management agreements. Because the following is only a summary, it does not contain all the information that you may find useful. For more complete information, you should read the entire form of ship management agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Each of our vessel-owning subsidiaries has entered into a ten-year ship management agreement with Magnus Carriers, which is cancelable by us on two months’ prior notice. We expect to cause any subsidiaries owning any vessels we may acquire in the future to enter into a management agreement with Magnus Carriers on substantially similar terms as our existing management agreements. Under these management agreements, Magnus Carriers will be responsible for all technical management of our vessels, including crewing, maintenance, repair, capital expenditures, drydocking, payment of vessel taxes and other vessel operating activities. Magnus Carriers will also be obligated under our management agreements to maintain, at our expense, insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances), war risk insurance and off-hire insurance.

As compensation for these services, we will pay Magnus Carriers an amount equal to the budgeted vessel operating expenses, which we have established jointly with Magnus Carriers. These initial vessel operating expenses will increase by 3% annually, and will be subject to adjustment every three years. The initial annual management fee has been set at $146,000 per vessel. The initial vessel operating expenses for each vessel are reflected in the table under “—Our Fleet” below. The ship management agreements provide that, if actual vessel operating expenses exceed the corresponding budgeted amounts, we and Magnus Carriers will bear the excess expenditures equally (except for costs relating to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by us). On the other hand, if actual vessel operating expenses are less than the corresponding budgeted amounts, we and Magnus Carriers will share the cost savings equally. Vessel operating expenses are payable by us monthly in advance.

We also use Magnus Carriers and its affiliates non-exclusively for commercial management, which includes finding employment for our vessels and identifying and developing vessel acquisition opportunities that will fit our strategy. Under the terms of the ship management agreements, Magnus Carriers will provide chartering services in accordance with our instructions and we will pay Magnus Carriers 1.25% of any gross charterhire and freight paid to us for new charters. In addition, Magnus Carriers will supervise the sale of our vessels and the purchase of additional vessels in accordance with our instructions. We intend to pay Magnus Carriers 1% of the sale or purchase price in connection with a vessel sale or purchase that Magnus Carriers brokers for us.

Magnus Carriers has agreed to indemnify us against the consequences of any failure by Magnus Carriers to perform its obligations under the ship management agreements up to an amount equal to ten times the annual management fee. Any indemnification by Magnus Carriers for environmental matters will be limited to the insurance and indemnity coverage it is required to maintain for each vessel under its ship management agreement.

In addition, as long as Magnus Carriers is our fleet manager, Magnus Carriers and its principals have granted us a right of first refusal to acquire or charter any container vessels or any products tankers ranging from 20,000 to 85,000 dwt, which Magnus Carriers, its principals or any of their controlled affiliates may consider for acquisition or charter in the future.

Magnus Carriers is an established ship management company that provides ship management services for affiliated companies, such as our company, as well as third parties including commercial banks. Since its inception in 1997, Magnus Carriers has managed more than 50 vessels, including oil tankers, products tankers, LPG tankers, chemical tankers, container vessels, dry bulk carriers and reefer vessels. Magnus Carriers and its affiliates have offices in Athens, Greece and London, England and have 37 land-based administrative employees and employ more than 400 seafarers on approximately 18 vessels.

Our Fleet

The following table summarizes certain information about the vessels in our fleet.

Vessel Name	Size	Year Built	Charterer/ Subcharterer	Expiration of Time Charter	Charter Hire (net per day)	Initial Daily Vessel Operating Expense(2)	Flag

Products Tankers

Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860	$4,500	Malta

Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860	$4,500	Malta

Nordanvind	38,701 dwt	2001	PDVSA	Through 10/05	$13,331	$5,000	Venezuela/MI

			PDVSA	10/05 to 10/08	$19,988

Bora	38,701 dwt	2000	PDVSA	Through 11/05	$13,331	$5,000	Venezuela/MI

			PDVSA	11/05 to 11/08	$19,988

High Land	41,450 dwt	1992	d’Amico	Through 3/06	$12,838	$4,700	Malta

			Trafigura	3/06 to 4/08	$16,575

High Rider	41,502 dwt	1991	d’Amico	Through 3/06	$12,838	$4,700	Malta

			Trafigura	3/06 to 4/08	$16,575

Citius	83,970 dwt	1986	ST Shipping	Through 8/06	$18,330 + 50% of profits over and above $18,800	$4,800	Marshall Islands

Vessel Name	Size	Year Built	Charterer/ Subcharterer	Expiration of Time Charter	Charter Hire (net per day)	Initial Daily Vessel Operating Expense(2)	Flag

Container Vessels

CMA CGM Makassar(1)	2,917 TEU	1990	CMA CGM	Through 5/05	$15,405	$5,100	Cyprus

				5/05 to 5/10	$20,400

CMA CGM Seine(1)	2,917 TEU	1990	CMA CGM	Through 9/05	$15,405	$5,100	Cyprus

				9/05 to 9/10	$20,400

CMA CGM Energy	2,438 TEU	1989	CMA CGM	Through 4/07	$21,954	$4,800	Marshall Islands

CMA CGM Force	2,438 TEU	1989	CMA CGM	Through 6/07	$21,954	$4,800	Marshall Islands

Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/07	$13,956	$4,400	Marshall Islands

(1)	We expect to exercise an option to acquire these vessels from an affiliate of Aries Energy following the closing of this offering.
(2)	The initial daily vessel operating expense amounts shown in this column are the anticipated vessel operating expenses, including the management fees we expect to pay Magnus Carriers Corporation, an affiliate of ours, to manage the day-to-day operation of our vessels, subject to adjustment as described under “Business—Fleet Management” below.

We believe that industry-wide charter rates and vessel values are currently at high levels. Several of our charters were entered into before the recent increase in industry-wide charter rates. As a result, if charter rates stay at their currently high levels, we believe that our charter rates following renewal of our charters are likely to be accretive to our earnings; however, we cannot assure you that charter rates will not decline from their current high levels. Please read “Risk Factors—Industry Specific Risk Factors—Charter rates for products tankers and container vessels are at historically high levels and may decrease in the future, which may adversely affect our earnings,” and “Risk Factors—Company Specific Risk Factors—Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow” and “Business—Vessel Charters”.

Vessel Option Agreement

We have agreed to purchase, subject to certain conditions, two container vessels, CMA CGM Makassar and CMA CGM Seine, from International Container Ships K/S, or International Container Ships, a Norwegian company in which Aries Energy is a 25% partner. In December 2004, subsidiaries of Aries Energy entered into an arrangement whereby they sold the CMA CGM Makassar and CMA CGM Seine to International Container Ships. Magnus Carriers provides technical management services for these vessels. International Container Ships has granted us the option to re-purchase on an “as is/where is” basis both vessels for delivery between February 21, 2005 and July 21, 2005. Assuming this offering results in gross proceeds to us of at least $140 million, we will be required to exercise the option. The purchase price was $36.2 million per vessel if delivery had occurred on February 21, 2005. The purchase price is reduced by $6,450 per vessel per day for each day after February 21, 2005 until each vessel is delivered. If we exercise the option, we are obligated to purchase both vessels; however, the vessels may be delivered separately, with the purchase price adjusted to reflect the actual date of delivery for each vessel.

Vessel Charters

Our products tankers and container vessels are currently committed under long-term agreements with national, regional and international companies. Pursuant to these agreements, known as charterparties, we provide these companies, or charterers, with a vessel and crew at a fixed, per-day rate for a specified term.

The charterers under the time charters referenced below are generally responsible for, among other things, the cost of all fuels with respect to the vessels (with certain exceptions, including during off-hire periods), port charges, costs related to towage, pilotage, mooring expenses at loading and discharging facilities and certain operating expenses. The charterers are not obligated to pay us charterhire for off-hire days, which include days a vessel is out of service due to, among other things, repairs or drydockings. Under the time charters, we are generally required, among other things, to keep the related vessels seaworthy, to crew and maintain the vessels and to comply with applicable regulations. We are also required to provide protection and indemnity, hull and machinery, war risk and oil pollution insurance cover. Magnus Carriers will perform these duties for us under the ship management agreements.

Charter periods are typically, at the charterer’s option, subject to (1) extension or reduction by between 15 and 60 days at the end of the final charter period and (2) extension by any amount of time during the charter period that the vessel is off-hire. A vessel is generally considered to be “off-hire” during any period that it is out of service due to damage to or breakdown of the vessel or its equipment or a default or deficiency of its crew. Under certain circumstances our charters may terminate prior to their scheduled termination dates. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria.

Two of our vessels, “Altius” and “Fortius,” which are sister ships, are employed under time charters with Deiulemar Compagnia di Navigazione S.p.A (“Deiulemar”), an Italian shipping company, at a daily charter rate of $14,860 per vessel, net of commissions, commencing August and June 2004, respectively. Deiulemar has in turn sub-chartered these vessels to Enel.FTL, an Italian energy company partly owned by the Italian state. Under the Deiulemar charterparties, Deiulemar has the option to purchase 50% of each vessel’s equity upon the expiration of the charter for 50% of the difference between $29.5 million and the debt balance on each vessel. If Deiulemar exercises this option, Magnus Carriers will continue to provide technical management services and Deiulemar will have a right of first refusal for the provision of commercial management services for the purchased vessel or vessels. The time charters with Deiulemar for Altius and Fortius are scheduled to expire in August and June 2009, respectively, subject to the typical adjustments discussed above.

Two of our vessels, “Bora” and “Nordanvind,” which are sister ships, are employed under time charters with PDVSA, S.A. (“PDVSA”), the state oil company of Venezuela. Under the terms of the time charter, PDVSA is required to pay a daily charter rate of $13,331 per vessel, net of commissions, until November and October 2005, respectively. The daily net charter rate under these time charters is scheduled to increase to $19,988 per vessel, net of commissions, commencing November and October 2005, respectively. The time charters for the Bora and Nordanvind are scheduled to expire in November and October 2008, respectively, subject to the typical adjustments discussed above.

Two of our vessels, “High Land” and “High Rider,” which are sister ships, are employed under time charters to d’Amico Tankers Limited, whose obligations are guaranteed by d’Amico Societa di Navigazione SPA (together with d’Amico Tankers Limited, “d’Amico Group”), an Italian shipping company. Under the terms of the time charters, the d’Amico Group is required to pay a daily net charter rate of $12,838 per vessel, net of commissions. Both of these charters are scheduled to expire in March 2006, subject to the typical adjustments discussed above. On expiration of the charters with d’Amico Group, we have agreed to employ the High Land and the High Rider under two-year time charters (subject to the typical adjustments discussed above) to Trafigura

Beheer B.V., a global trading group involved in the trade, transportation, storage and distribution of oil, oil products, minerals and metals. We expect these charters to begin directly on redelivery of our vessels from d’Amico Group in April 2006. Under the terms of the time charters, Trafigura is required to pay a daily net charter rate of $16,575 per vessel, net of commissions.

Our vessel “Citius” is employed under a time charter with ST Shipping and Transportation Inc., (“ST Shipping”), the shipping division of Glencore International A.G., a company based in Switzerland. Glencore International A.G. supplies a range of commodities and raw materials to companies in industries such as automotive, power generation, steel production and food processing. Under the terms of the time charter, ST Shipping is required to pay us a basic hire of $18,330 per day, net of commissions. The charterer is also required to pay us additional hire equaling 50% of any trading income (revenue less voyage-related expenses) in excess of $18,800 per day. The charter period to ST Shipping is scheduled to expire in August 2006, subject to the typical adjustments discussed above.

Our vessels “CMA CGM Makassar” and “CMA CGM Seine,” which are sister ships, are employed under time charters to CMA CGM S.A. (“CMA CGM”), a worldwide container shipping company based in France. Under the terms of these time charters, CMA CGM is required to pay a daily charter rate of $15,405 per vessel, net of commissions. CMA CGM has agreed to extend the terms of these charters for an additional five years commencing May and September 2005, respectively, subject to the typical adjustments discussed above, both at a daily charter rate of $20,400, net of commissions.

Two of our vessels, “CMA CGM Energy” and “CMA CGM Force,” which are sister ships, are also employed under time charters with CMA CGM. Under the terms of the time charters, CMA CGM is required to pay a daily charter rate of $21,954 per vessel, net of commissions. The time charters to CMA CGM are scheduled to expire in April and June 2007, respectively, subject to the typical adjustments discussed above.

Our vessel “Ocean Hope” is currently employed under a time charter with China Shipping Container Lines (Asia) Co. Ltd. (“CSCL”), a company within the China Shipping Group, a state-owned Chinese shipping conglomerate. Under the terms of the time charter, CSCL is required to pay a daily charter rate of $13,956, net of commissions. The time charter to CSCL is scheduled to expire in June 2007, subject to the typical adjustments discussed above.

Risk of Loss and Insurance

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and charterers of any vessel trading in the United States’ exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all our vessels. The vessels are each covered up to at least fair market value.

We also arranged increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the policy in addition to the sum insured under our hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and indemnity insurance, which covers our third party liabilities in connection with our shipping activities, is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” of exposure discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that compose the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association that is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the International Group.

Inspection by a Classification Society

Our vessels have been certified as being “in-class” by either Nippon Kaijori Kyokai Corp., Lloyds Register of Shipping, Bureau Veritas, Germanischer Lloyd, American Bureau of Shipping and Rina S.p.A., each of which is a member of the International Association of Classification Societies. Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a “recommendation” for appropriate repairs, which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Environmental and Other Regulation

Government regulation significantly affects the ownership and operation of our fleet. We are subject to various international conventions and treaties, laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation, the remediation of contamination and liability for damage to natural resources and discharge of hazardous and non-hazardous materials.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our fleet. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all ships and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. Magnus Carriers will be required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments (the “MARPOL Convention”). The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. The IMO adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single-hulled tankers and more stringent inspection requirements; including, in part, that:

•	tankers between 25 and 30 years old must be of double-hulled construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	tankers 30 years old or older must be of double-hulled construction or mid-deck design with double sided construction; and

•	all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hulled construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective May 19, 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Vessels built before 2002 are not obligated to comply with regulations pertaining to nitrogen oxide emissions. We believe that all our vessels will comply with Annex VI in all material respects when it becomes effective. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

The IMO also has adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, which imposes a variety of standards to regulate design and operational features of ships. SOLAS standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS standards.

Under the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. In 1994, the ISM Code became mandatory with the adoption of Chapter IX of SOLAS. We intend to rely on the safety management system that Magnus Carriers has developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that Magnus Carriers has all material requisite documents of compliance for its offices and safety management certificates for vessels in our fleet for which the certificates are required by the IMO. Magnus Carriers will be required to review these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.88 million plus $962.24 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $136.89 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 19, 2005. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The United States regulates the tanker sector with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of OPA and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

•	loss of profits or impairment of earning capacity due to injury, destruction or loss of real property, personal property and natural resources; and

•	loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, including adjacent waters, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

Although OPA is primarily directed at oil tankers, it also applies to non-tanker vessels, such as container vessels, with respect to the fuel carried on board. OPA limits the liability of non-tanker owners to the greater of $600 per gross ton or $500,000 per discharge, which may be adjusted periodically for inflation.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the gross negligence or willful misconduct of the responsible party or the responsible party’s agent or employee or any person acting in a contractual relationship with the responsible party. In addition, these limits do not apply if the responsible party or the responsible party’s agent or employee or any person acting in a contractual relationship with the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under other laws, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has adopted regulations requiring evidence of financial responsibility consistent with the maximum limits of liability described above for OPA and CERCLA (combined). Under those regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Director of the U.S. Coast Guard National Pollution Funds Center. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum strict liability under OPA and CERCLA. Magnus Carriers has provided the requisite guarantees and has received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

Magnus Carriers has arranged insurance for each of our tankers with pollution liability insurance in the amount of $1 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business and on Magnus Carriers’ business, which could impair Magnus Carriers’ ability to manage our vessels.

Under OPA, oil tankers as to which a contract for construction or major conversion was put in place after June 30, 1990 are required to have double hulls. In addition, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. All of the tankers in our fleet have double hulls.

OPA also amended the Federal Water Pollution Control Act to require that owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA. The U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Under the management agreement, Magnus Carriers will be responsible for ensuring our vessels comply with any such additional regulations.

As discussed above, OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries, including adjacent coastal waters. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the “CAA”), requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA compliments the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA’s permitting requirements will not be material to our results of operations.

The National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA’s exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act’s guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

European Union Tanker Restrictions

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that accelerates the IMO single hull tanker phase-out timetable and, by 2010 will prohibit all single-hulled tankers used for the transport of oil from entering into its ports or offshore terminals. The European Union, following the lead of certain European Union nations such as Italy and Spain, has also banned, as of October 21, 2003, all single-hulled tankers carrying heavy grades of oil, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single-hulled tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six-month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

All of the tankers in our fleet are double-hulled; however, because of certain age restrictions and requirements set forth in the regulations described above, the “High Land,” the “High Rider” and the “Citius” can trade in European and U.S. waters only until June 2015, July 2015 and June 2014, respectively.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Magnus Carriers has implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Legal Proceedings

Our acquisition, ownership and chartering of vessels exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. Under rules related to maritime proceedings, certain claimants may be entitled to attach charterhire payable to us in some circumstances. There are no actions or claims pending against us as of the date of this prospectus.

Properties

We do not own any real property. Under the ship management agreements between each of our vessel subsidiaries and Magnus Carriers, Magnus Carriers will provide us temporarily with office space and operational facilities at an extra monthly cost of $1,000 per vessel.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected, except in the event of his death, resignation, removal or the earlier termination of his office. The business address of each of our executive officers and directors is 6 Posidonos Ave., Kallithea 176 74, Athens, Greece.

Name	Age	Position
Mons S. Bolin	52	Director, President and Chief Executive Officer
Richard J.H. Coxall	49	Director and Chief Financial Officer
Per Olav Karlsen	50	Director and Chairman*
Henry S. Marcus	61	Director*
Panagiotis Skiadas	34	Director and Deputy Chairman*

*	Has agreed to serve on our board of directors upon consummation of this offering.

Certain biographical information about each of these individuals is set forth below.

Mons S. Bolin has served as our President, Chief Executive Officer and a director since April 2005. He has over 30 years of shipping industry experience. After graduating with distinction in Law (LLB), Economics and Business Administration from the University of Lund in Sweden, Mr. Bolin completed his military service as an officer in the Swedish Royal Marines in 1975. Mr. Bolin worked as a shipbroker for Fearnleys A/S in Oslo, Norway from 1975 to 1977 and was then a director and partner in the shipbrokering firm of Alexandrakis Brandts in Greece for eight years before co-founding an oil/commodity trading and ship operating business, Westminster Oil and Gas Ltd., in London in 1985. In 1991 he co-founded with Gabriel Petridis, Southern Seas Shipping Corporation, an affiliate of Aries Energy, which he still beneficially owns with Mr Petridis. From February 1997 to April 2005, Mr. Bolin was co-managing director of Magnus Carriers. He remains a director of Sea Breeze UK Ltd., an affiliate of Aries Energy. Mr. Bolin is a citizen of Sweden and a resident of Great Britain.

Richard J. H. Coxall has served as our Chief Financial Officer and a director since January 2005. Since 2000, Mr. Coxall has been the Finance Director of Magnus Carriers. Mr. Coxall studied at Havering Technical College and Polytechnic of Central London. He holds an International Banking Diploma from the Chartered Institute of Bankers. Between 1974 and 1994 Mr. Coxall worked for Barclays Bank International in various banking operations and for Barclays Bank PLC, London as a manager in ship finance. In 1995, Mr. Coxall established the representative office of the Commercial Bank of Greece in London and ran that office until 1996, developing shipping finance business for the second largest bank in Greece. In 1996, Mr. Coxall was appointed director of Barclays Bank ship finance in Greece. Between 1998 and 2000, Mr. Coxall was an independent consultant in ship finance and projects to international shipping companies. Mr. Coxall is a citizen of Great Britain and a resident of Greece.

Per Olav Karlsen has agreed to serve as the Chairman of our board of directors following the closing of this offering. Since 2000, Mr. Karlsen has been one of three partners and the joint managing director of Cleaves Capital Shipbrokers Ltd. From 1993 through 2000, he was President of R.S. Platou (S) Pte Ltd., a ship brokerage company. Mr. Karlesen has also worked for Fearnleys AS for 10 years in various positions and capacities. Mr. Karlsen also serves as a resident managing director of Pacship (UK) Ltd, a company controlled by Pacific Carriers Ltd, a company in the Kuok Group. He has worked in the shipping industry for approximately 25 years. In 1993, Wind Shipping Group, a company for which Mr. Karlsen served as a director, was the subject of an insolvency proceeding. He is a citizen of Norway and a resident of England.

Henry S. Marcus has agreed to serve as a member of our board of directors following the closing of this offering. Mr. Marcus has been a Professor of Marine Systems in the Ocean Engineering Department of the

Massachusetts Institute of Technology for over ten years. Mr. Marcus works as a consultant to various government organizations, academic institutions and corporations. He holds a bachelor’s degree in Naval Architecture and Marine Engineering from the Webb Institute of Naval Architecture. He holds master’s degrees in Shipping and Shipbuilding Management and Naval Architecture and Marine Engineering from Massachusetts Institute of Technology. Mr. Marcus also holds a doctorate degree in business administration, specializing in Transportation and Logistics, from Harvard University, Graduate School of Business Administration. He is a citizen and a resident of the United States.

Panagiotis Skiadas has agreed to serve as a member of our board of directors and our Deputy Chairman following the closing of this offering. Mr. Skiadas has been the Environmental Manager of ELVAL Group S.A., a Greek aluminum company since 2004. Prior to joining ELVAL Group, he was the Section Manager of Environmental Operations for the Organizational Committee of Olympic Games, Athens 2004 S.A. Mr. Skiadas also worked as an Environmental Engineer and then as a Consultant and Commercial Development Manager for France Assainessement, an environmental consulting firm. Mr. Skiadas holds a bachelor’s degree in Environmental Engineering from the University of Florida. He holds a master’s degree in Environmental and Water Quality Engineering from the Massachusetts Institute of Technology. Mr. Skiadas is a citizen and a resident of Greece.

Executive Compensation

We were founded in January 2005. We have neither paid any compensation to our officers nor incurred any obligations with respect to management incentive or retirement benefits for officers prior to this offering.

Committees of the Board of Directors

Upon the closing of this offering, we will establish an audit committee comprised of at least three board members, which will be responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Each member will be an independent director. The initial members of the audit committee will be Messrs. Per Olav Karlsen, Panagiotis Skiadas and Henry S. Marcus. We believe that our corporate governance practices are in compliance with Bermuda law and we expect to be exempt from Nasdaq corporate governance provisions.

Compensation of Directors and Executive Officers

We plan to pay our directors and executive officers annual compensation in the aggregate amount of $595,000. Audit committee members will each receive an additional fee of $1,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. Officers who also serve as directors will not receive additional compensation for their services as directors.

Equity Incentive Plan

We expect to adopt an equity incentive plan, which will entitle our officers, key employees and directors to receive options to acquire common shares. We will reserve a total of 500,000 common shares for issuance under the plan. Our board of directors will administer the plan. Under the terms of the plan, our board of directors will be able to grant new options exercisable at a price per common share to be determined by our board of directors. We expect that the exercise price for the first options granted under the plan will be equal to the higher of the offering price in this offering or the price of our common shares on the date the options are granted. Under the terms of the plan, no options may be exercised until at least two years after the closing of this offering. Any common shares received on exercise of the options may not be sold until three years after the closing of this offering. All options will expire 10 years from the date of grant. The plan will expire five years from the closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table presents certain information regarding the beneficial ownership of our common shares as of the date of this prospectus and immediately after the closing of this offering with respect to (1) each person who owns more than five per cent of the common shares then outstanding, (2) each of our executive officers, and (3) each of our directors and our nominee directors as a group.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering*
Name	Number	Percentage	Number	Percentage
Rocket Marine Inc.(1)	16,166,877	99.9%	11,366,877	43.1%
Captain Gabriel Petridis(1)	16,166,877	99.9%	11,366,877	43.1%
Mons Bolin(1) (2)	16,166,877	99.9%	11,366,877	43.1%
Richard Coxall(2)	**	**	**	**
Current directors as a group (2 persons)(2)	16,176,877	100%	11,376,877	43.1%
Director nominees as a group (3 persons)	—	—	—	—

*	Assumes the underwriters do not exercise their over-allotment option.
**	Less than one percent.
(1)	Rocket Marine Inc., a Marshall Islands corporation, or Rocket Marine, is a wholly owned subsidiary of Aries Energy, which is also a Marshall Islands corporation. Captain Gabriel Petridis and Mr. Mons Bolin, our chief executive officer and a director, each own 50% of the issued and outstanding capital stock of Aries Energy and of Magnus Carriers, and each may be deemed to have power of voting or disposition over the shares held by Rocket Marine. Both Captain Petridis and Mr. Bolin disclaim beneficial ownership of such shares.
(2)	Our current directors are Mr. Mons Bolin and Mr. Richard Coxall.

Our principal shareholders will have the same voting rights as other holders of our common shares.

RELATED PARTY TRANSACTIONS

We were formed in January 2005. Immediately following the closing of this offering our affiliate, Aries Energy, will own (through a wholly owned subsidiary) approximately 43% of our common shares. We are entering into ship management agreements with Magnus Carriers. We do not have a corporate policy regarding related party transactions, nor are there any provisions in our memorandum of association or bye-laws regarding related party transactions other than the provision in our bye-laws, as permitted by the BCA, that we, or one of our subsidiaries, may enter into a contract in which our directors or officers are directly or indirectly interested, if the director or officer discloses his or her interest to our board of directors at the first opportunity at a meeting of directors or by writing to the directors.

Capital Contribution

In March 2005, we acquired the vessel-owning subsidiaries that own the first ten vessels in our fleet from subsidiaries of Aries Energy in exchange for shares in our company. In connection with that transaction, we assumed approximately $214 million of debt, which these subsidiaries incurred to acquire the vessels they now own. Based on an assumed initial offering price of $15.00 per share, the value of the shares acquired by these subsidiaries of Aries Energy was approximately $4,500. Please read “Business—Overview.”

Option Agreement

On December 28, 2004, Magnus Carriers entered into an option agreement with International Container Ships, a Norwegian company in which Aries Energy is a 25% partner, pursuant to which we and Magnus Carriers were granted an option to purchase the vessels CMA CGM Makassar and CMA CGM Seine. Subsidiaries of

Aries Energy had previously sold these vessels to International Container Ships. Magnus Carriers continues to provide the technical management for these vessels. International Container Ships has granted this option to purchase on an “as is/where is” basis both vessels for delivery between February 21, 2005 and July 21, 2005. Please read “Business—Vessel Option Agreement.”

Ship Management Agreements

At or prior to the closing of this offering, we will enter into ship management agreements with Magnus Carriers pursuant to which Magnus Carriers will be responsible for the technical management of our fleet. Please read “Business—Fleet Management.”

SELLING SHAREHOLDER

This prospectus covers the resale of 4,800,000 of our common shares held by the selling shareholder identified below. The selling shareholder acquired the shares from us in a private placement as part of our formation transactions. We are registering the resales of the common shares offered by the selling shareholder in part to satisfy registration rights we granted to the shareholder in connection with our formation transactions. We will bear the expenses (other than underwriting discounts and commissions) incurred in connection with the registration of the common shares being offered by the selling shareholder in this offering. The following table sets forth:

•	the name of the selling shareholder;

•	the number and percentage of our common shares that the selling shareholder beneficially owned as of May 16, 2005, before offering such common shares for resale under this prospectus;

•	the number of our common shares being offered for resale for the account of the selling shareholder under this prospectus; and

•	the number and percentage of our common shares to be beneficially owned by the selling shareholder after this offering (assuming all the common shares offered by the selling shareholder are sold and the underwriters’ over-allotment option is not exercised).

Selling Shareholder	Common shares offered for sale	Number and percent of common shares owned prior to this offering	Number and percent of common shares owned after this offering
Rocket Marine Inc.(1)	4,800,000	16,166,877 (99.9%)	11,366,877 (43.1%)
Gabriel Petridis(1)	4,800,000	16,166,877 (99.9%)	11,366,877 (43.1%)
Mons Bolin(1)	4,800,000	16,166,877 (99.9%)	11,366,877 (43.1%)

(1)	Rocket Marine is a wholly owned subsidiary of Aries Energy Corporation. Captain Gabriel Petridis and Mr. Mons Bolin each own 50% of the issued and outstanding capital stock of Aries Energy Corporation and of Magnus Carriers, and each may be deemed to have power of voting or disposition over the shares held by Rocket. Both Captain Petridis and Mr. Bolin disclaim beneficial ownership of such shares. Rocket Marine’s address is 6 Posidonos Ave., Kallithea 176 74, Athens, Greece.

SHARES ELIGIBLE FOR FUTURE SALE

After the sale of the common shares offered by this prospectus, we will have 26,376,877 common shares outstanding, 15,000,000 of which will be held by the public and 11,366,877 of which will be held by our selling shareholder. The common shares sold in this offering will generally be freely transferable in the United States without restriction or further registration under the Securities Act. However, any common shares held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported volume of the common shares for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common shares for at least two years, would be entitled to sell those common shares under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144. Under Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

We, our subsidiaries, our directors and officers and the selling shareholder have agreed not to sell any common shares for a period of 180 days from the date of this prospectus, subject to an extension of up to 18 days and to certain limited exceptions. Please read “Underwriting” for a description of these lock-up provisions.

We have entered into a registration rights agreement with the selling shareholder that entitles it to have all its shares registered for sale in the public market following the expiration of the lock-up period described in the preceding paragraph. In addition, shares held by our shareholder, who is our affiliate, could be sold into the public market after one year under Rule 144, as described above.

Prior to this offering, there has been no public market for our common shares, and we cannot predict the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices for our common shares.

DESCRIPTION OF SHARE CAPITAL

Authorized and Outstanding Share Capital

As of the date of this prospectus, our authorized share capital consists of 100 million common shares and 30 million preference shares. As of the date of this prospectus, there were 16,176,877 of our common shares outstanding, no preference shares outstanding and we have two shareholders of record of our common shares. The information presented in this prospectus gives effect to a 13.4774-for-1 stock split, which will occur prior to the listing of our common shares.

After giving effect to the sale of the common shares in this offering, we will have a total of 26,376,877 common shares outstanding.

Common shares

Holders of common shares have no pre-emptive, subscription, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Holders of common shares have no cumulative voting rights. Holders of common shares are entitled to dividends if and when they are declared by our board of directors, subject to any preferred dividend right of holders of any preference shares. Directors to be elected by holders of common shares require a plurality of votes cast at a meeting at which a quorum is present. For all other matters, unless a different majority is required by law or our bye-laws, resolutions to be approved by holders of common shares require approval by a majority of votes cast at a meeting at which a quorum is present.

Upon our liquidation, dissolution or winding up, our common shareholders will be entitled to receive, ratably, our net assets available after the payment of all our debts and liabilities and any preference amount owed to any preference shareholders.

The rights of our common shareholders, including the right to elect directors, are subject to the rights of any series of preference shares we may issue in the future.

Preference Shares

Under the terms of our bye-laws, our board of directors has authority to issue up to 30 million “blank check” preference shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preference shares, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of a series.

The rights of holders of our common shares will be subject to, and could be adversely affected by, the rights of the holders of any preference shares that we may issue in the future. Our board of directors may designate and fix rights, preferences, privileges and restrictions of each series of preference shares which are greater than those of our common shares. Our issuance of preference shares could, among other things:

•	restrict dividends on our common shares;

•	dilute the voting power of our common shares;

•	impair the liquidation rights of our common shares; and

•	discourage, delay or prevent a change of control of our company.

Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized preference shares, unless otherwise required by applicable law or Nasdaq requirements. Although we currently have no plans to issue preference shares, we may issue them in the future.

Dividends

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing either that the company is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the sum of its liabilities, its issued share capital (the total par value of all outstanding shares) and share premium accounts (the aggregate amount paid for the subscription for its shares in excess of the aggregate par value of such shares). If the realizable value of our assets decreases, our ability to pay dividends may require our shareholders to approve resolutions reducing our share premium account by transferring an amount to our contributed surplus account. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Anti-Takeover Effects of Provisions of Our Constitutional Documents

Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of our incumbent directors and executive officers.

Blank Check Preference Shares

Under the terms of our bye-laws, subject to applicable legal or Nasdaq requirements, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 30 million preference shares with such rights, preferences and privileges as our board may determine. Our board of directors may issue preference shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our bye-laws provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. One-third (or as near as possible) of our directors will be elected each year. Our bye-laws also provide that directors may only be removed for cause upon the vote of the holders of no less than 80% of our outstanding common shares. These provisions could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or

•	after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 80% of our outstanding voting shares that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity, except that so long as Rocket Marine owns 15% or more of our outstanding voting shares, Rocket Marine shall not be an interested shareholder unless it acquires additional voting shares representing 8% or more of our outstanding voting shares.

Election and Removal of Directors

Our bye-laws do not permit cumulative voting in the election of directors. Our bye-laws require shareholders wishing to propose a person for election as a director (other than persons proposed by our board of directors) to give advance written notice of nominations for the election of directors. Our bye-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of our outstanding common shares, voted at a duly authorized meeting of shareholders called for that purpose, provided that notice of such meeting is served on such director at least 14 days before the meeting. These provisions may discourage, delay or prevent the removal of our incumbent directors.

Shareholder Meetings

Under our bye-laws annual meetings of shareholders will be held at a time and place selected by our board of directors each calendar year. Special meetings of shareholders may be called by our board of directors at any time and must be called at the request of shareholders holding at least 10% of our paid-up share capital carrying the right to vote at general meetings. Under our bye-laws at least 15, but not more than 60, days’ notice of an annual meeting or any special meeting must be given to each shareholder entitled to vote at that meeting. Under Bermuda law accidental failure to give notice will not invalidate proceedings at a meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders who will be eligible to receive notice and vote at the meeting.

Limited Actions by Shareholders

Any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or (except for certain actions) by unanimous written consent without a meeting. Our bye-laws provide that, subject to certain exceptions and to the rights granted to shareholders pursuant to the BCA, only our board of directors may call special meetings of our shareholders and the business transacted at a special meeting is limited to the purposes stated in the notice for that meeting. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Subject to certain rights set out in the BCA, our bye-laws provide that shareholders are required to give advance notice to us of any business to be introduced by a shareholder at any annual meeting. The advance notice provisions provide that, for business to be properly introduced by a shareholder when such business is not specified in the notice of meeting or brought by or at the direction of our board of directors, the shareholder must have given our secretary notice not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders. In the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the shareholder must give our secretary notice not later than 10 days following the earlier of the date on which notice of the annual meeting was mailed to the shareholders or the date on which public disclosure of the annual meeting was made. The chairman of the meeting may, if the facts warrant, determine and declare that any business was not properly brought before such meeting and such business will not be transacted.

Amendments to Bye-Laws

Our bye-laws require the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend, alter, change or repeal the following provisions in our bye-laws:

•	the classified board and director removal provisions;

•	the percentage of approval required for our shareholders to amend our bye-laws;

•	the limitations on business combinations between us and interested shareholders;

•	the provisions requiring the affirmative vote of the holders of not less than 80% of our outstanding voting shares to amend the foregoing provisions; and

•	the limitations on shareholders’ ability to call special meetings, subject to certain rights guaranteed to shareholders under the BCA.

These requirements make it more difficult for our shareholders to make changes to the provisions in our bye-laws that could have anti-takeover effects.

The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Bermuda	Delaware

Shareholder Meetings
• May be held at such time and place as determined by the directors unless otherwise specified by the bye-laws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

• May be held within or without Bermuda	• May be held within or without Delaware

• Notice:	• Notice:

•      Notice shall specify place, day and hour and unless an annual general meeting, the general nature of business to be considered; use of remote communications is permitted unless the bye-laws provide otherwise

•      Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A minimum of five days notice must be given; bye-laws can specify longer notice periods but not shorter than five days (under the BCA, shorter notice may be permitted in certain circumstances)	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

Bermuda	Delaware

Shareholders’ Voting Rights
• Shareholders may act by written resolution to do anything that can be done by the company in a general meeting, except dismiss auditors or directors	• Stockholders may act by written consent to elect directors

• Any person entitled to vote may authorize another person or persons to vote by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•      For non-stock companies, the certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum

• Quorum for shareholders meetings must be set by the bye-laws, except for the first general meeting which requires a majority of the members

•      For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

• Cumulative voting is not prohibited by the BCA	• The certificate of incorporation may provide for cumulative voting

Directors
• Board must consist of at least two directors.	• Board must consist of at least one member.

• The number of directors may be set by a resolution of the members or as determined by the bye-laws

•      Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

Bermuda	Delaware

Dissenter’s Rights of Appraisal
• Appraisal rights shall be available to shareholders in an amalgamation

•      Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation; however, no appraisal rights are available if, among other things and subject to certain exceptions, such shares were listed on a national securities exchange or designated national market system or such shares were held of record by more than 2,000 holders

Shareholder’s Derivative Actions

•      Derivative actions are generally not available to shareholders. Actions in the name of the company by a shareholder are possible in certain circumstances such as illegal acts or acts ultra vires the company’s objects or bye-laws. A shareholder may also apply to court where the affairs of the company are carried out in a manner oppressive or prejudicial to the interests of some part of the members

•      In any derivative suit instituted by a stockholder or a corporation, it must be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law

Takeover Protections

• Bermuda companies may include in their bye-laws classified boards, business combination restrictions and super-majority provisions and may implement shareholders’ rights plans

•      Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)

•      Delaware companies may have a classified board, super-majority voting and shareholders’ rights plan. Unless Delaware companies specifically elect otherwise, Delaware companies may not enter into a “business combination” with an “interested stockholder,” or one that beneficially owns 15% or more of a company’s voting stock, within three years of such person becoming an interested stockholder, subject to certain exceptions, including when the company’s board of directors has approved the transaction or the interested stockholder holds 85% of the company’s voting stock immediately following the transaction in which such person became an interested stockholder

Transfer Agent

The transfer agent and branch registrar for our common shares is Computershare Investor Services LLC.

Nasdaq Listing

We have applied to have our common shares quoted on the Nasdaq National Market under the symbol “RAMS.”

TAX CONSIDERATIONS

The following is a discussion of the material Bermuda and United States federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who purchase common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

Bermuda Tax Considerations

In the opinion of Appleby Spurling Hunter, our Bermuda counsel, as of the date of this prospectus, we will not be subject to taxation under the laws of Bermuda, and distributions to us by our subsidiaries also will not be subject to any Bermuda tax. As of the date of this prospectus, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of our common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code in August of 2003, which became effective on January 1, 2005 for calendar year taxpayers such as ourselves and our subsidiaries. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to “we” and “us” are to Aries Maritime Transport Limited and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

We anticipate that we will earn substantially all of our income from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as “shipping income.”

Fifty percent of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S. source shipping income will be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, a foreign corporation will be exempt from United States federal income taxation on its U.S.-source shipping income if:

(1)	it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” to corporations organized in the United States in respect of such category of the shipping income for which exemption is being claimed under Section 883 and which we refer to as the “Country of Organization Test” and

(2)	either

(A)	more than 50% of the value of its stock is beneficially owned, directly or indirectly, by individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test,” or

(B)	its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another qualified foreign country or in the United States, which we refer to as the “Publicly Traded Test.”

The Country of Organization Test is satisfied since we are incorporated in Bermuda, and each of our subsidiaries is incorporated in the British Virgin Islands, the Marshall Islands, or Malta, all of which we believe are qualified foreign countries in respect of each category of Shipping Income we currently earn and expect to earn in the future. Therefore, we and our subsidiaries will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we and each of our subsidiaries meet either of the 50% Ownership Test or the Publicly Traded Test.

Under a special attribution rule of Section 883, each of our Subsidiaries will be deemed to have satisfied the 50% Ownership Test if we satisfy such Test or the Publicly Traded Test.

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of our offering, we anticipate that our common shares, which will be the sole class of our issued and outstanding stock, will be “primarily traded” on the Nasdaq National Market, which is an established securities market in the United States.

Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing 50% or more of our outstanding shares, by total combined voting power of all classes of shares entitled to vote and total value, is listed on an established securities market, which we refer to as the listing threshold. Since upon completion of the offering, our common shares will be the sole class of shares issued and will be listed on the Nasdaq National Market, we will meet the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy these trading frequency and trading volume tests. Even if this were not the case, the Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common shares, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of our outstanding stock, which we refer to as the “5 Percent Override Rule.”

To determine the persons who own 5% or more of our shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Form 13G and Form 13D filings with the United States Securities and Exchange Commission, or the “SEC,” as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders in the closely held group from owning 50% or more of our shares for more than half the number of days during such year. In order to establish this, we would have to satisfy certain substantiation requirements regarding the identity of our 5% Shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.

We currently anticipate that after this offering is completed, we will be able to satisfy the Publicly Traded Test and, consequently, our subsidiaries will satisfy the 50% Ownership Test. However, we can give no assurance this will be the case.

Under the Treasury Regulations, if we do not satisfy the Publicly Traded Test and therefore must rely on the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order for us and our subsidiaries to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them. As Section 883 has been the subject of legislative modifications in prior years that have had the effect of limiting its general availability, there can be no assurance that future legislation, changes in the ownership of our shares or inability to meet substantiation requirements would not preclude us from being entitled to the tax exemption provided in Section 883 for any taxable year. At this time, we are not aware of any legislation currently pending before the United States Congress which would affect the general availability of Section 883.

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would, in lieu of the 4% gross basis tax described above, be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in our having, a fixed place of business in the United States involved in the earning of shipping income and therefore, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you should consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common shares on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, “financial services income,” (which will be treated as “general category income” income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) should be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq National Market); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares becomes ex-dividend. Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend. Therefore, there is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholder and the underwriters named below, each of the underwriters named below have severally agreed to purchase from us and the selling shareholder the respective number of common shares indicated in the following table.

Underwriters	Number of Shares
Jefferies & Company, Inc. 520 Madison Avenue, 12th Floor, New York, New York 10022

Credit Suisse First Boston LLC. Eleven Madison Avenue, New York, New York 10010

Fortis Securities LLC Three Stamford Plaza, 301 Tresser Boulevard, Stamford, Connecticut 06901

Total	15,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase common shares from us and the selling shareholder depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us and the selling shareholder to the underwriters are true;

•	there has been no material adverse change in our condition or in the financial markets; and

•	we and the selling shareholder deliver to the underwriters the customary closing documents.

The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in this offering if any are purchased, other than those common shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling shareholder may be deemed to be an underwriter under the Securities Act.

Prior to this offering, there has been no public trading market for our common shares. Consequently, the initial public offering price of the common shares will be determined by negotiations between the underwriters and us. Among the factors they and we will consider in those negotiations are:

•	the operating histories of the vessels in our fleet;

•	the future prospects for our company and the shipping industry;

•	the present state of our company’s development;

•	an assessment of our management and the management of Magnus Carriers;

•	the general condition of the economy and the securities markets at the time of this offering; and

•	the market prices of and demand for publicly traded common shares of comparable companies in recent periods.

Over-Allotment Option

The underwriters have a 30-day option after the date of the underwriting agreement to purchase, in whole or in part, an additional 2,250,000 common shares from the selling shareholder at the public offering price less the underwriting discounts and commissions. That option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common shares based on the underwriter’s percentage underwriting commitment in this offering, as indicated in the preceding table.

Commission and Expenses

We have been advised by the underwriters that they propose to offer the common shares directly to the public at the public offering price set forth on the front cover page of this prospectus and to selected dealers (who may include the underwriters) at the offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $             per share to other dealers. After the initial public offering, the underwriters may change the offering price and other selling terms.

The following table shows the underwriting fees to be paid to the underwriters by us and the selling shareholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional common shares from the selling shareholder. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us or the selling shareholder to purchase the shares.

	No Exercise	Full Exercise
Per Share
Total underwriting fees to be paid by us
Total underwriting fees to be paid by the selling shareholder

We estimate the total expenses payable by us in connection with this offering, excluding underwriting discounts and commissions will be approximately $2,975,585. The underwriters have agreed to reimburse us for certain of these expenses up to $150,000. None of those expenses will be borne by the selling shareholders.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of a number of common shares in excess of the number of shares the underwriters are obligated to purchase, which create a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

•

Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute payments that may be required to be made in respect thereof.

Lock-up Agreements

Our directors and executive officers, Rocket Marine, our principal shareholder, Aries Energy, Mons Bolin and Gabriel Petridis have agreed, with limited exceptions, for a period of 180 days from the date of this prospectus not to, directly or indirectly, offer, sell or otherwise dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares or enter into any derivative transaction with similar effect as a sale of common shares.

We have also agreed, with limited exceptions, for a period of 180 days from the date of this prospectus not to, directly or indirectly, offer, sell or otherwise dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares or enter into any derivative transaction with similar effect as a sale of common shares.

Jefferies & Company, Inc. may, however, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to the lock-up agreements described above.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

In any such case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Electronic Prospectus; Electronic Distributions

Credit Suisse First Boston may make a prospectus available in electronic format on its website and may distribute prospectuses electronically. Credit Suisse First Boston also intends to engage NetRoadShow, Inc. to host or access the preliminary prospectus on the Internet. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Listing

We have applied to have our common shares quoted on the Nasdaq National Market under the symbol “RAMS.”

Discretionary Sales

No sales to accounts over which the underwriters have discretionary authority may be made without the prior written approval of the customer.

LEGAL MATTERS

Certain legal matters in connection with the sale of the common shares hereby will be passed upon for us by Seward & Kissel LLP, New York, New York as to matters of United States and New York law and by Appleby Spurling Hunter as to matters of Bermuda law. Certain legal matters will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

INDUSTRY AND MARKET DATA

The discussions contained under the sections of this prospectus entitled “Prospectus Summary,” “Industry” and “Business” have been reviewed by Braemar Container Shipping and Chartering Ltd and Braemar Seacope plc, collectively Braemar, which have confirmed to us that the discussion contained in those sections accurately describes the international products tanker and container shipping markets, subject to the reliability of the data supporting the statistical and graphical information presented in this prospectus.

The industry-related statistical and graphical information we use in this prospectus has been compiled by Braemar from its database. Some of the industry information in this prospectus is based on estimates or subjective judgments in circumstances where data for actual market transactions either does not exist or is not publicly available, and consequently, Braemar cannot assure us that it reflects actual industry and market experience. Braemar compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market. The published information of other maritime data collection experts may differ from the data presented in this prospectus.

EXPERTS

The predecessor combined carve-out financial statements of Aries Maritime Transport Limited as of December 31, 2003 and December 31, 2004 and for the period and year then ended, respectively, appearing in this prospectus and registration statement have been so included in reliance on the audit report of PricewaterhouseCoopers, S.A., an Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

The sections in this prospectus entitled “Prospectus Summary” and “Industry,” have been reviewed by Braemar Container Shipping and Chartering ltd and Braemar Seascope plc, collectively, Braemar, which have confirmed to us that they accurately describe the international shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus, as indicated in the consent of Braemar filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933 relating to this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information relating to us and the common shares offered in this offering, you may wish to view the full registration statement, including its exhibits. The registration statement, including its exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov, free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance with the Exchange Act, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. You may inspect and copy these reports and other information at the public reference facilities maintained by the SEC or obtain them from the SEC’s website referenced above.

You may also request a copy of our filings at no cost, by writing or telephoning us at the following address:

Aries Maritime Transport Limited

6 Posidonos Ave.

Kallithea 176 74 Athens

Greece

Telephone number: 011 30 210 946 7433

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America. We also intend to furnish or make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$32,485
National Association of Securities Dealers, Inc. filing fee	28,100
Nasdaq National Market listing fee	100,000
Legal fees and expenses	750,000
Accounting fees and expenses	600,000
Printing and engraving costs	250,000
Transfer agent fees	10,000
Blue Sky fees and expenses	5,000
Financial Advisory fees	700,000
Other fees and expenses	500,000

Total	$2,975,585

All amounts are estimated except the U.S. Securities and Exchange Commission registration fee, National Association of Securities Dealers Inc. filing fee and Nasdaq National Market listing fee.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER

U.S. FEDERAL SECURITIES LAWS AND OTHER MATTERS

We are incorporated under the laws of Bermuda. In addition, the majority of our directors and our executive officers, as well as all the experts named herein, reside outside the United States, and all or a substantial portion of their assets and our assets are or may be located in jurisdictions outside the United States. Therefore, it may be difficult or impossible for investors to effect service of process within the United States on us or on our non-U.S. directors and our executive officers or to recover against us or our non-U.S. directors or our executive officers on judgments of U.S. courts, including judgments based on the civil liability provisions of U.S. federal securities laws. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have irrevocably appointed Seward & Kissel LLP to accept service of process on our behalf in any such action.

Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. Further there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts, and there are grounds on which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against us based on any such judgment.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Aframax tanker.    A tanker with capacity ranging from 80,000 to 124,999 dwt.

Annual survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat charter.    A charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.    Heavy fuel and diesel oil used to power a vessel’s engines.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer.    The party that hires a vessel for a period of time or for a voyage.

Charterhire.    A sum of money paid to the shipowner by a charterer for the use of a vessel. Charterhire paid under a voyage charter is also known as “freight.”

Classification society.    An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Clean products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gasoil.

Containers.    Metal boxes of standard dimensions, generally either 20 feet or 40 feet long, 8.5 feet high and 8 feet wide, used to transport various cargo.

Container vessel.    A vessel designed to carry standardized containers. Container vessels are mainly “cellular,” which means they are equipped with metal guide rails for rapid loading and unloading and more secure carriage, and they may be “geared,” which means they are equipped with cranes for loading and unloading containers.

Dirty products.    Liquid products refined from crude oil, whose color is greater than 2.5 on the National Petroleum Association scale. Dirty products usually require heating during a voyage, because their viscosity or waxiness makes discharge difficult at ambient temperatures.

Double hull.    A hull construction design in which a vessel has an inner and outer side and bottom separated by void space.

Drydocking.    The removal of a vessel from the water for inspection and repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings are generally required once every 30 months or twice every five years, one of which must be a Special Survey.

Dwt.    Deadweight ton, which is a unit of a vessel’s capacity for cargo, fuel, oil, stores and crew measured in metric tons of 1,000 kilograms.

Feeder.    A short-sea vessel that transfers cargo between a central “hub” port and smaller “spoke” ports.

Freight.    A sum of money paid to the ship owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount.

Gross ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters.

Handy products tanker.    A tanker with capacity ranging from 27,000 to 37,999 dwt.

Hull.    Shell or body of a ship.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate Survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

Lightering.    To partially discharge cargo from a vessel anchored offshore to a smaller vessel used to transport the cargo, typically to the shore.

MR tanker.    A medium-sized tanker with capacity ranging from 38,000 to 54,999 dwt.

Newbuilding.    A new vessel under construction or just completed.

OECD:    The Organization for Economic Co-operation and Development.

Off-hire.    The period in which a vessel is unable to perform the services for which it is immediately required under a time charter. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA.    The United States Oil Pollution Act of 1990.

Panamax tanker.    A tanker with capacity ranging from 55,000 to 79,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Panama Canal.

Petroleum products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Products tanker.    A tanker designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The ship may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Reefer vessels.    Refrigerated cargo vessels.

Scrapping.    The sale of a vessel as scrap metal.

Single hull.    A hull construction design in which a vessel has only one hull.

Sister Ships.    Vessels of the same class and specifications typically built at the same shipyard.

Special Survey.    The inspection of a vessel by a classification society surveyor that takes place every five years.

Spot market.    The market for immediate chartering of a vessel, usually for single voyages.

Suezmax tanker.    A tanker with capacity ranging from 125,000 dwt to 199,999 dwt. The term is derived from the maximum length, breadth and draft of a vessel capable of passing fully loaded through the Suez Canal.

Tanker.    A ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of tanks. Tankers carry a variety of products including crude oil, refined products and liquid chemicals.

TCE.    Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

TEU.    Twenty-foot equivalent unit, which is the standard measure of a container vessel’s cargo-carrying capacity. It means the space that is occupied by a container of standard external dimensions.

Time charter.    A charter under which the shipowner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance.

Vessel operating expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

VLCC.    A very large crude carrier; a tanker with capacity of 200,000 dwt and over.

Voyage charter.    A charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port. The shipowner is responsible for paying both vessel operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports.

Voyage expenses.    Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Aries Maritime Transport Limited

The anticipated stock split described in Note 2 to the financial statements is not effective at March 21, 2005. When it is effective, we will be in a position to furnish the following report:

“We have audited the accompanying predecessor combined carve-out balance sheets of Aries Maritime Transport Limited (the “Group”) as of December 31, 2004 and December 31, 2003, and the related predecessor combined carve-out statements of income, stockholders’ equity and cash flows for the year ended December 31, 2004 and for the period from inception (March 7, 2003) through December 31, 2003. These predecessor combined carve-out financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the predecessor combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of the predecessor to Aries Maritime Transport Limited at December 31, 2004 and December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from inception (March 7, 2003) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.”

PricewaterhouseCoopers S.A.

March 21, 2005, except for notes 18 and 19b, which are as at May 12, 2005

Piraeus, Greece

ARIES MARITIME TRANSPORT LIMITED

PREDECESSOR COMBINED CARVE-OUT BALANCE SHEETS

DECEMBER 31, 2003 AND DECEMBER 31, 2004

(All amounts in tables expressed in thousands of U.S. Dollars)

	Notes	December 31, 2003	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents		667	5,334
Restricted cash	4	109	4,803
Trade receivables		1	303
Other receivables		—	114
Inventories	5	83	435
Prepaid expenses and other		30	329
Due from related parties	17	—	1,053

Total current assets		890	12,371

Restricted cash	4	278	813
Receivables from disposal of vessels	18	—	2,000
Vessels, net	6	30,247	228,895
Advances for vessels under construction	7	13,845	—
Deferred charges, net	10	274	1,646

Total non-current assets		44,644	233,354

Total assets		45,534	245,725

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Current portion of long-term debt	11	2,667	21,910
Accounts payable, trade	8	311	3,829
Accrued liabilities	9	209	1,270
Deferred income		246	2,051
Derivative financial instruments	14	215	248
Deferred revenue	12	—	5,358
Due to related parties	17	529	—

Total current liabilities		4,177	34,666

Long-term debt, net of current portion	11	37,743	185,050
Fair value of participation liability	11	3,100	6,500
Deferred revenue	12	—	2,856

Total liabilities		45,020	229,072

Commitments and contingencies	11,15	—	—

Stockholders’ equity
Invested equity		514	16,653

Total stockholders’ equity		514	16,653

Total liabilities and stockholders’ equity		45,534	245,725

The accompanying notes are an integral part of these combined financial statements.

ARIES MARITIME TRANSPORT LIMITED

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF INCOME FOR THE

PERIOD FROM INCEPTION (MARCH 7, 2003) THROUGH DECEMBER 31, 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	Notes	From inception (March 7, 2003) to December 31, 2003	Year ended December 31, 2004
REVENUES:
Revenues	13,12	7,316	48,269
Gain on disposal of vessels	18	—	14,724

EXPENSES:
Commissions	17	(150)	(1,189)
Voyage expenses		(24)	(312)
Vessel operating expenses		(2,694)	(12,535)
Depreciation	6	(1,721)	(12,724)
Amortization of dry-docking and special survey costs	6	(271)	(1,552)
Management fees to related party	17	(199)	(893)

		(5,059)	(29,205)

Net operating income		2,257	33,788

OTHER INCOME (EXPENSES):
Interest expense	11,12	(1,539)	(8,616)
Interest income		5	58
Other income (expenses), net		6	76
Change in fair value of derivatives	14	(215)	(33)

Total other income (expenses), net		(1,743)	(8,515)

NET INCOME		514	25,273

Pro forma net income per share:
Basic and diluted		$0.03	$1.56

Pro forma weighted average number of shares:
Basic and diluted		16,176,877	16,176,877

The accompanying notes are an integral part of these combined financial statements.

ARIES MARITIME TRANSPORT LIMITED

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF STOCKHOLDERS’

EQUITY FOR THE PERIOD FROM INCEPTION (MARCH 7, 2003)

THROUGH DECEMBER 31, 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004

(All amounts in tables expressed in thousands of U.S. Dollars)

Invested Equity
Balance at March 7, 2003	—

Net income	514
Capital contribution	3
Distribution to stockholders	(3)

Balance at December 31, 2003	514
Net income	25,273
Capital contribution	9,834
Distribution to stockholders	(18,968)

Balance at December 31, 2004	16,653

The accompanying notes are an integral part of these combined financial statements.

ARIES MARITIME TRANSPORT LIMITED

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR

THE PERIOD FROM INCEPTION (MARCH 7, 2003) THROUGH DECEMBER 31, 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2004

(All amounts expressed in thousands of U.S. Dollars)

	From inception (March 7, 2003) to December 31, 2003	Year ended December 31, 2004
Cash flows from operating activities:
Net income	514	25,273
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,721	12,724
Amortization of dry-docking and special survey	271	1,552
Amortization and write-off of deferred financing costs	44	587
Amortization of debt discount	480	1,480
Amortization of deferred revenue	—	(9,055)
Interest expense of deferred revenue	—	294
Change in fair value of derivative financial instruments	215	33
Gain on disposal of vessels	—	(14,724)
(Increase) decrease in
Trade receivables	(1)	(302)
Other receivables	—	(114)
Inventories	(83)	(352)
Prepaid expenses and other	(30)	(299)
Due from related parties	—	(1,582)
Increase (decrease) in
Accounts payable, trade	311	3,518
Accrued liabilities	209	1,061
Deferred income	246	1,805
Due to related parties	529	—

Net cash provided by operating activities	4,426	21,899

Cash flows from investing activities:
Vessel acquisitions	(27,489)	(221,115)
Restricted cash for dry-docking payments	(278)	(535)
Proceeds from disposal of vessels	—	59,877
Advances for vessels under construction	(13,845)	—

Net cash used in investing activities	(41,612)	(161,773)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	41,130	246,180
Principal repayments of long-term debt	(2,850)	(99,378)
Payment for financing costs	(318)	(1,959)
Restricted cash for loan payments	(109)	(4,694)
Issuance of capital stock	—	50
Contributions to paid-in capital	—	4,342

Net cash provided by financing activities	37,853	144,541

Net increase in cash and cash equivalents	667	4,667
Cash and cash equivalents
Beginning of period/year	—	667

End of period/year	667	5,334

The accompanying notes are an integral part of these combined financial statements.

ARIES MARITIME TRANSPORT LIMITED

PREDECESSOR COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS FOR

THE PERIODS FROM INCEPTION (MARCH 7, 2003) THROUGH DECEMBER 31, 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2004 (CONTINUED)

(All amounts in tables expressed in thousands of U.S. Dollars)

	From inception (March 7, 2003) to December 31, 2003	Year ended December 31, 2004
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	941	5,429

Vessels acquired from issuance of long-term debt	4,750	5,000

Vessels acquired from stockholder contributions	—	6,141

Proceeds receivable from disposal of vessels	—	2,000

Long-term debt transferred to group	—	19,767

Proceeds from disposal of vessels paid to shareholders	—	3,000

Liability assumed in connection with vessel acquisitions	—	22,638

Deferred revenue written-off on disposal of vessels	—	5,662

The accompanying notes are an integral part of these combined financial statements.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements

1.    Basis of Presentation

The principal business of Aries Maritime Transport Limited (the “Company” or “Aries Maritime”) is the ownership and chartering of ocean-going vessels world-wide. The Company will conduct its operations through its vessel-owning subsidiaries. The vessel-owning subsidiaries own products tankers and container vessels that transport a variety of refined petroleum products and containers world-wide. These predecessor combined carve-out financial statements have been prepared to reflect the combination of certain vessel-owning companies listed below pursuant to the contribution of these companies to Aries Maritime.

Aries Maritime was incorporated on January 12, 2005. The vessel-owning companies listed below, which were 100% owned by Aries Energy Corporation (“Aries Energy”), a company owned by common stockholders, have been wholly contributed to Aries Maritime.

In March 2005, the stockholders of the various vessel-owning companies (the combining companies) contributed their interest in the individual vessel-owning companies in exchange for an equivalent shareholding in Aries Maritime. The ownership percentages of the combined company will be identical to the ownership percentages owned in each of the combining companies before the group reorganization. Accordingly the group reorganization will be accounted for as an exchange of equity interests at historical cost.

These financial statements have been prepared to reflect the historical results of the vessel-owning companies that have been contributed to Aries Maritime.

Aries Energy was incorporated for the purpose of acquiring the shipping assets of its beneficial stockholders. Only the companies owned by Aries Energy listed below were contributed to Aries Maritime. The historical results of each of these ship holding companies have been carved out of Aries Energy consolidated financial statements and combined on the basis of common and consistent ownership throughout the periods reflected in these predecessor combined carve-out financial statements. Results have been included from the respective dates that the vessel-owning companies came under control of the stockholders of Aries Energy. The Company believes that all expenses, including executive compensation expenses, related to the operation of vessels and vessel-owning subsidiaries have been included in the carve-out statements. Management does not consider that there would have been a material difference in the amount of expenses had the vessel-owning subsidiaries operated on a stand alone basis.

The historical balance sheets and results of operations of the companies listed below have been reflected in the predecessor combined carve-out balance sheets and combined statements of income, cash flows and stockholders’ equity at the end of and for each period.

The companies reflected in these predecessor combined carve-out financial statements were not a separate legal group. Therefore, it is not meaningful to show an analysis of reserves of these combined companies. The reserves are represented by ‘Invested Equity’.

Any intercompany balances have been eliminated on combination.

Hereinafter, the combined companies referred to above are referred to as “the Group”.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

Company’s Name	Country of Incorporation	Vessel’s Name	Date of Acquisition by Common Stockholders of Aries Maritime
Mote Shipping Ltd.	Malta	M/T High Land	March 7, 2003
Statesman Shipping Ltd.	Malta	M/T High Rider	March 18, 2003
Trans Continent Navigation Ltd.	Malta	M/T Altius	June 24, 2004
Trans State Navigation Ltd.	Malta	M/T Fortius	August 2, 2004
Vintage Marine S.A.	Marshall Islands	M/T Citius	August 5, 2004
Bora Limited	British Virgin Islands	M/T Bora	May 25, 2004
Ermina Marine Ltd.	Marshall Islands	M/T Nordanvind	December 9, 2004
Jubilee Shipholding S.A.	Marshall Islands	M/V Ocean Hope	July 26, 2004
Dynamic Maritime Co.	Marshall Islands	M/V CMA CGM Force	June 1, 2004
Olympic Galaxy Shipping Ltd.	Marshall Islands	M/V CMA CGM Energy	April 28, 2004
Rivonia Marine Limited	Cyprus	M/V CMA CGM Seine*	May 4, 2004
Robin Marine Limited	Cyprus	M/V CMA CGM Makassar*	April 20, 2004

*	These vessels were sold in December 2004 (Refer to note 18).

2.    Summary of Significant Accounting Policies

Principles of Combination:

The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and transactions have been eliminated upon combination.

Use of Estimates:

The preparation of the combined financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation:

The functional currency of the Group is the U.S. Dollar because the Group’s vessels operate in international shipping markets, which typically utilize the U.S. Dollar as the functional currency. The accounting records of the companies comprising the Group are maintained in U.S. Dollars. Transactions involving other currencies during a period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period-end exchange rates. Resulting gains or losses are reflected in the accompanying combined statements of income.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

Cash and Cash Equivalents:

The Group considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less to be cash equivalents.

Restricted Cash:

Various restricted cash accounts held by the Group, consisting mainly of retention and debt reserve accounts, are restricted for use as general working capital unless such balances exceed the next quarter’s instalment payments due to the vessel-owning companies’ lenders. The Group considers such accounts to be restricted cash and classifies them separately from cash and cash equivalents within current assets. Dry-docking accounts are also restricted for use by the vessel-owning companies until such time as dry-docking costs are incurred. These restricted cash accounts are classified as non-current assets.

Trade Receivables:

The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of provision for doubtful accounts. An estimate is made for the provision for doubtful accounts based on a review of all outstanding trade receivables at year end. Bad debts are written off in the period in which they are identified. No provision for doubtful debts has been made for the periods ended December 31, 2003 and December 31, 2004.

Inventories:

Inventories which comprise of lubricants, provisions and stores remaining on board the vessels at period end, are valued at the lower of cost and market value. Cost is determined by the first in, first out method.

Vessel Costs:

Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses, interest cost while under construction, and, where applicable, initial improvements. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise, these amounts are charged to expenses as incurred.

Where the Group identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Group records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Group also considers other factors, such as any renewal options for charter contracts acquired to identify all intangible assets associated with the acquisition of a vessel. In addition, the portion of the vessels’ capitalized costs that relates to dry-docking and special survey is treated as a separate component of the vessels’ costs and is accounted for in accordance with the accounting policy for special survey and dry-docking costs.

Accounting for Special Survey and Dry-docking Costs:

The Group follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If a special survey and or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

The amortization periods for the special survey and dry-docking costs reflect the periods between each legally required special survey and dry-docking.

Debt Finance:

Where a secured loan includes the right for the lender to participate in future appreciation of the underlying vessels under lien, the Group establishes a participation liability at the inception of the loan equal to the fair value of the participation feature. At the end of each reporting period, the balance of the participation liability is adjusted to be equal to the current fair value of the participation. The corresponding amount of the adjustment is reflected as an adjustment to the debt discount.

Debt discount is amortized using the effective interest method over the term of the related loan. Any adjustment to the debt discount is amortized prospectively. The cost is included in interest expense.

Deferred Revenue:

The Group values any liability arising from the below market value time charters assumed when a vessel is acquired. The liability, being the difference between the market charter rate and assumed charter rate is discounted using the Company’s weighted average cost of capital and is recorded as deferred revenue and amortized to revenue over the remaining period of the time charter.

Impairment of Long-lived Assets:

Long-lived assets and certain identifiable intangibles held and used or disposed of by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Measurement of the impairment loss is based on the fair value of the asset as provided by third parties as compared to its carrying amount. In this respect, management regularly reviews the carrying amount of each vessel in connection with the estimated recoverable amount for such vessel. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The review of the carrying amount in connection with the estimated recoverable amount for each of the Group’s vessels indicated that no impairment loss has occurred in any of the periods presented.

Vessel Depreciation:

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value of the vessels. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap value per light weight ton. Management estimates the useful life of the Group’s vessels to be 25 years from the date of its initial delivery from the shipyard. However, when regulations place limitations over the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective. Currently, there are no regulations which affect the vessels’ useful lives.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

Financing Costs:

Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized over the life of the related debt, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

Fees incurred in a refinancing of existing loans continue to be amortized over the remaining term of the new loan where there is a modification of the loan. Fees incurred in a refinancing of existing loans where there is an extinguishment of the old loan are written off and included in the debt extinguishment gain or loss.

Interest Expense:

Interest costs are expensed as incurred and include interest on loans, financing costs and amortization. Interest costs incurred while a vessel is being constructed are capitalized.

Accounting for Revenue and Expenses:

Revenues are generated from time charters. Time charter revenues are recorded over the term of the charter as the service is provided. Unearned revenue represents revenue applicable to periods after the balance sheet date.

Vessel operating expenses are accounted for on an accrual basis.

Repairs and Maintenance:

Expenditure for routine repairs and maintenance of the vessels is charged against income in the period in which the expenditure is incurred. Major vessel improvements and upgrades are capitalized to the cost of vessel.

Derivative Instruments:

Derivative financial instruments are recognized on the predecessor combined carve-out balance sheets at their fair values as either assets or liabilities. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are highly effective, are recognized in other comprehensive income. If derivative transactions do not meet the criteria to qualify for hedge accounting, any changes in fair value are recognized immediately in the income statement.

Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedge instrument.

During 2003 and 2004, the Group entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the combined balance sheets and statements of income, respectively.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

Segment Reporting:

The Group reports financial information and evaluates its operations by charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. Management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and, as such, the Group has determined that it operates under one reportable segment.

Pro forma net income per share:

The Company has presented pro forma net income per share for all periods presented based on the common shares outstanding of Aries Maritime as adjusted for an anticipated stock split which will become effective at or prior to the effective date of the financial statements. Accordingly, 16,176,877 common shares have been disclosed as being outstanding for all of the periods presented for purposes of disclosure of pro forma net income per share. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted pro forma net income per share.

3.    Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

SFAS 151 is effective for fiscal years beginning after June 15, 2005. Management does not believe that the implementation of SFAS 151 will have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets—An Amendment to APB 29” (“SFAS 153”). Accounting Principles Board Opinion No. 29 (or “APB 29”) had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of SFAS 153 will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. Management does not believe that the implementation of SFAS 153 will have a material impact on the Group’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised) “Share Based Payments” (“SFAS 123(R)”), which requires companies to expense the value of employee stock options and similar awards based on the fair value of the award on the grant date. SFAS 123(R) eliminates the option to use Accounting Principles Board Opinion No. 25’s intrinsic value method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123 (R) is effective for public companies for interim and annual financial periods beginning after December 15, 2005. Management does not believe the adoption of SFAS 123(R) will have a material impact on the Group’s financial position, results of operations or cash flows.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

4.    Restricted Cash

	December 31, 2003	December 31, 2004
Current
- Retention and debt reserve accounts	109	4,803
Non-current
- Dry-docking accounts	278	813

	387	5,616

Cash deposited in retention and debt reserve accounts is made available for loan repayments within three months after being deposited. Cash deposited in dry-docking accounts is restricted for use and can only be used for the purpose of paying for dry-docking or special survey expenses.

5.    Inventories

	December 31, 2003	December 31, 2004
Lubricants	74	387
Provisions (Stores)	9	48

	83	435

6.    Vessels

Details are as follows:

	Cost of vessel	Special survey component	Dry-docking component	Total
Cost
Balance at March 7, 2003	—	—	—	—
Acquisition of vessels	30,572	967	700	32,239

Balance at December 31, 2003	30,572	967	700	32,239
Acquisition of vessels	263,938	2,834	1,967	268,739
Disposal of vessels	(59,177)	(474)	(438)	(60,089)

Balance at December 31, 2004	235,333	3,327	2,229	240,889

Accumulated Depreciation and Amortization

Balance at March 7, 2003	—	—	—	—
Charge for the period	(1,721)	(157)	(114)	(1,992)

Balance at December 31, 2003	(1,721)	(157)	(114)	(1,992)
Charge for the year	(12,724)	(773)	(779)	(14,276)
Disposal of vessels	4,127	77	70	4,274

Balance at December 31, 2004	(10,318)	(853)	(823)	(11,994)

Net book value—December 31, 2003	28,851	810	586	30,247

Net book value—December 31, 2004	225,015	2,474	1,406	228,895

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

During the year ended December 31, 2004, the Group acquired ten vessels, five of which included the assumption of time charters which had rates set at an amount below the market value at the delivery date. The cost of the five vessels which included the assumption of time charters totalled $107.4 million. The fair value of the liability associated with the time charters was $22.6 million. This has been reflected in the cost of the vessels and recorded as a liability in deferred revenue (see note 12). The contracts assumed do not include any terms, such as a renewal option, that require an intangible asset to be reflected in the combined financial statements.

7.    Advances For Vessels Under Construction

During the period ended December 31, 2003, the Group made progress payments totaling $13.5 million for the acquisition of two vessels under construction, M/T Altius ($6.8 million) and M/T Fortius ($6.7 million). The total amount of capitalized interest and financing cost relating to these vessels amounted to $366,000. The vessels were delivered on June 24, 2004 and August 2, 2004, respectively. No such advances were made during the year ended December 31, 2004.

8.    Accounts Payable

	December 31, 2003	December 31, 2004
Suppliers	204	3,496
Agents	—	182
Trade Creditors	107	151

	311	3,829

9.    Accrued Liabilities

	December 31, 2003	December 31, 2004
Accrued interest	64	768
Other accrued expenses	47	273
Crew payroll	98	229

	209	1,270

10.    Deferred Charges

Financing Costs
Net Book Value at March 7, 2003	—
Additions	318
Amortization	(44)

Net Book Value at December 31, 2003	274
Additions	1,959
Amortization	(321)
Deferred charges written—off	(266)

Net Book Value at December 31, 2004	1,646

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

Deferred financing costs are being amortized using the effective interest rate method over the term of the related debt.

11.    Long-Term Debt

The terms of the loans, all of which are denominated in U.S. Dollars, are summarized as follows:

	Vessel	Lender	Balance as of December 31, 2004
A	M/T Altius	Aegean Bank	52,150
	M/T Fortius

B	M/T Altius	Bank of Scotland	16,100
	M/T Fortius

C	M/V Ocean Hope	Aegean Bank	12,500

D	M/T Bora	Aegean Bank	37,500
	M/T Nordanvind

E	M/T High Land	Bank of Scotland
	M/T High Rider

F	M/T High Land	Bank of Scotland	28,850
	M/T High Rider

G	M/T Citius	Bank of Scotland	22,500

H	M/V CMA CGM Energy	Bank of Scotland	45,000
	M/V CMA CGM Force

			214,600
		Debt discount	(7,640)

		Total	206,960

		Short term	21,910
		Long term	185,050

			206,960

Repayment Terms

A M/T Altius—M/T Fortius:

One installment of $850,000 payable in January 18, 2005, followed by nine semi-annual installments of $1.7 million each and a balloon payment of $36 million in July 2009.

Interest is charged at LIBOR plus a 1.65% margin. The effective interest rate at December 31, 2004 was 3.31%. Interest is due every month.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

B	M/T Altius—M/T Fortius:

The amount of $16.1 million is payable in one lump sum on August 3, 2009.

Interest is charged at LIBOR plus a 1.75% margin. The effective interest rate at December 31, 2004 was 3.31%. Interest is due every month.

C & D	M/V Ocean Hope—M/T Bora—M/T Nordanvind:

On December 9, 2004, $50 million was advanced to the vessel-owning companies of M/V Ocean Hope, M/T Bora and M/T Nordanvind by Aegean Bank. The funds were utilized to assist in refinancing the existing indebtedness of Bora Limited and Jubilee Shipholding S.A., as well as, to partly finance the acquisition cost of the M/T Nordanvind.

The Container Tranche relating to M/V Ocean Hope is payable by ten quarterly installments of $700,000 commencing March 8, 2005 followed by twenty-two quarterly installments of $250,000 each with the last installment due in August 2012.

The Tanker Tranche relating to the M/T Bora and M/T Nordanvind is payable by four quarterly installments of $875,000 commencing March 8, 2005 followed by eight quarterly installments of $1.5 million, twenty quarterly installments of $750,000 and a balloon payment of $7 million in August 2012.

Interest is charged at LIBOR plus a 1.60% margin. The effective interest rate at December 31, 2004 was 4.01%. Interest is due every three months.

E & F	M/T High Land—M/T High Rider:

Tranche One is payable in one quarterly installment of $650,000, four quarterly installments of $525,000 each, four quarterly installments of $450,000 each and a balloon payment of $10 million in March 2007. Tranche Two is payable in nine quarterly installments of $300,000 each and a balloon payment of $11.6 million in March 2007.

On September 28, 2004, the Group extended the loans for M/T High Land and M/T High Rider by one year. The Group also paid $3.1 million to eliminate the profit sharing agreement that the Group had with the bank as part of the original financing arrangement. The agreement allows for the payment of $3.1 million to be incorporated into the revised repayment terms of the loans. The additional $3.1 million has been treated as debt discount and recognized over the life of the debt as additional interest expense using the effective interest rate method.

Interest is charged at LIBOR plus a 1.5% margin. The effective interest rate at December 31, 2004 was 3.87% (3.78% at December 31, 2003). Interest is due every three months in arrears.

G	M/T Citius:

Nineteen quarterly installments of $375,000 each and a balloon payment of $15.4 million payable in July 2009.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

Effective August 5, 2004, $21.67 million was added to the Group’s loan portfolio and allocated to M/T Citius. This amount was transferred in two parts amounting to $16.7 million and $5.0 million. The amount of $16.7 million was transferred from other companies controlled by the Group’s shareholders, all companies having consistent percentage shareholder ownership with that of the Group. The transfer has been accounted for as a distribution to shareholders and is reflected in invested equity. The amount of $5.0 million was also transferred, pursuant to an agreement dated August 5, 2004, and represents an addition to vessel cost.

The amount of $13.3 million, representing part of the sale proceeds of Makassar and Seine (see also note 18) was used to partially prepay the loan on December 24, 2004.

Interest is charged at LIBOR plus a 1.25% margin. The effective interest rate at December 31, 2004 was 3.29%. Interest is due every three months in arrears.

H	M/V CMA CGM Energy—M/V CMA CGM Force:

The Senior Loan (an original loan of $34.0 million for both vessels to finance the 70% of the acquisition cost of the two vessels) is payable in ten quarterly installments of $2.1 million each commencing on September 1, 2004 and a balloon payment of $8.8 million in June 2007. The Junior Loan (an original loan of $15.7 million to finance the 30% of the acquisition cost of the two vessels) is payable in ten quarterly installments of $375,000 each commencing on September 1, 2004 and a balloon payment of $11.2 million in June 2007.

Interest is charged at LIBOR plus a 1.75% margin. The effective interest rate at December 31, 2004 was 4.02%. Interest is due every three months in arrears.

The aggregate principal repayments on the loans as of December 31, 2004 are as follows:

December 31, 2004
2005	24,625
2006	26,775
2007	60,150
2008	8,900
2009	75,150
Thereafter	19,000

214,600
Debt discount	(7,640)

206,960

Collateral

The loans referred to above bear interest rates between 1.25% and 1.75% above LIBOR, and an overall effective interest rate ranging between 3.29% and 4.02%. Each loan is collateralized by a preferred lien over the vessel to which it relates, general assignment of all freight and hire income and the assignment of their respective insurance policies. A corporate guarantee from Aries Energy secures loans C and D. Loan G, relating to M/T Citius, is also collateralized by M/T Altius, M/T Fortius, M/V CMA CGM Energy and M/V CMA CGM Force.

The debt agreements also contain various covenants, including (a) restrictions as to changes in management and ownership of the vessels, (b) limitations on incurring additional indebtedness, (c) limitations on

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

mortgaging of vessels and payment of dividends without the lender’s prior consent, (d) minimum requirements regarding hull cover ratios (e) minimum liquidity requirements, (f) maintenance of operating and retention accounts and (g) minimum insurance values.

Fee agreement with bank

Certain loans with an aggregate outstanding amount of $135.75 million at December 31, 2004 contain additional participation arrangements with the Bank of Scotland. In connection with an agreement dated August 5, 2004 between the Bank of Scotland and the Group, with effect from the date on which aggregate cash flows from the related vessels, including any sale proceeds, exceed the aggregate indebtedness plus $12.0 million, the Group has the obligation to pay the Bank of Scotland a fee of 50% of such excess. The Group has the option, exercisable within three years of the agreement, to pay the Bank of Scotland $5.0 million (in addition to any amounts as may have become due at that time) in full settlement of their obligations under the agreement.

A supplementary agreement was entered into in January 2005, which amended the above terms by reducing the amount that exceeds indebtedness prior to triggering any payments of $12.0 million, to $9.0 million and increasing the fee from $5.0 million to $6.5 million to reflect the sale of the M/V CMA CGM Seine and M/V CMA CGM Makassar (see note 18).

12.    Deferred Revenue

Deferred revenue
January 1, 2004	—
Additions	22,638
Amortization	(9,055)
Interest	293
Deferred revenue written-off on disposal of vessels	(5,662)

December 31, 2004	8,214

Short term	5,358
Long term	2,856

8,214

13.    Revenue From Voyages

The Group operates on a worldwide basis in one operating segment—the shipping transportation market. The geographical analysis of revenue from voyages, based on point of destination, is presented as follows:

	December 31, 2003	December 31, 2004
Europe	—	8,617
Asia	3,658	18,161
Africa	3,658	9,544
South America	—	2,892

	7,316	39,214

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

During the period ended December 31, 2004, the Group received 79.33% of its income from three charterers (43.18%, 23.25% and 12.76%, respectively).

14.    Financial Instruments

Fair Values

The carrying amounts of the following financial instruments approximate their fair values: cash and cash equivalents and restricted cash accounts, trade and other receivables and trade and other payables. The fair values of long-term loans approximate the recorded values, generally due to their variable interest rates.

Credit Risk

The Group believes that no significant credit risk exists with any of its lenders with respect to the Group’s cash and long-term borrowings due to the spread of this risk among various different banks and the high credit status of these counter parties. The Group is also exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Group limits this exposure by entering into transactions with counterparties that have high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to a number of entities comprising the Group’s charterer base and their dispersion across many geographic areas.

Interest Rate Swaps

Outstanding swap agreements involve both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Group monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Group has a policy of entering into contracts with counterparties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to obtain collateral arrangements.

The Group has entered into interest rate swap agreements detailed as follows:

Counterparty	Value Date	Termination Date	Notional Amount	Dec. 31, 2004 Fixed rate	Dec. 31, 2004 Floating rate	Fair value Dec. 31, 2003	Fair value Dec. 31, 2004
Bank of Scotland	04/06/04	1/6/07	22,500	3.365%	3-month LIBOR	—	3
Bank of Scotland	18/01/01	30/6/05	12,500	5.5%	3-month LIBOR	—	(247)
Bank of Scotland	9/06/04	5/05/09	22,063	3.9%	3-month LIBOR	—	(171)
Bank of Scotland	19/3/03	13/3/06	25,750	2.535%	3-month LIBOR	(215)	167
						(215)	(248)

These interest rate swaps are used to hedge the interest expense arising from the Group’s long-term borrowings detailed in Note 11. The interest rate swaps allow the Group to raise long-term borrowings at floating rates and swap them into effectively fixed rates that are lower than those available if it had borrowed at fixed rates directly. Under the interest rate swaps, the Group agrees with the counterparty to exchange, at specified intervals, the difference between a fixed rate and floating rate interest amount calculated by reference to the agreed notional amount.

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

The total fair value change of the interest rate swaps as of December 31, 2004 indicated above is shown in the income statement. These amounts were $33,000 as of December 31, 2004 and $215,000 as of December 31, 2003. These fair values are based upon estimates received from financial institutions. The related liability is shown under derivative financial instruments in the balance sheet.

15.    Commitments and Contingent Liabilities

Commitments

Management agreements

The vessel-owning companies included in the Group have each entered into a separate management agreement with Magnus Carriers Corporation (Magnus Carriers), a company under common control with the Group. Each of these agreements provides for an annual management fee of $124,000 plus $20,000 annually for postage and communications, both payable on a monthly basis. The agreements do not have a specified termination date. However, they can be terminated by either party by giving to the other notice in writing, in which event the agreements will terminate upon the expiration of a period of two months from the date upon which such notice is given (see note 17(a) and note 19).

Contingent liabilities

Legal proceedings

There are no material legal proceedings to which the Group is a party other than routine litigation incidental to the Group’s business. In the opinion of management, the disposition of these lawsuits should not have a material impact on the Group’s results of operations, financial position or cash flows.

16.    Taxation

The vessel-owning companies in the Group are not subject to tax on international shipping income in their respective jurisdictions of incorporation or in the jurisdictions in which their respective vessels are registered. However, the vessel-owning companies’ vessels are subject to registration and tonnage taxes, which have been included in the vessel operating expenses in the accompanying combined statements of income.

17.    Transactions Involving Related Parties

(a)    Management fees

The vessel-owning companies included in the Group receive technical management services from Magnus Carriers pursuant to ship management agreements. Under these agreements, the Group paid management fees of $892,898 for the year ended December 31, 2004 and $199,000 for the period ended December 31, 2003, which is separately reflected in the statements of income. The agreements also provide for an additional fee for various other expenses of $20,000 per vessel per annum which is reflected in vessel operating expenses (refer to note 15).

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

(b)    Commissions

Magnus Carriers and Trampocean S.A., related companies under common control, provide chartering services to the vessel-owning companies included in the Group at a commission of 1.25% of hires and freights earned by the vessels. The Group paid these companies fees for chartering services of $368,000 for the year ended December 31, 2004 and $73,000 for the year ended December 31, 2003.

(c)    Purchase of shares

In May 2004, the shares of Bora Limited were purchased by the Group from Pacific Breeze Tankers Limited, a related party, for consideration of $5.1 million.

(d)    Amounts due from/to related parties

Amounts due from related parties were $1.053 million at December 31, 2004 and amounts due to related parties were $529,000 at December 31, 2003. These amounts represent receipts less payments made by the Group on behalf of (i) other vessel-owning companies under common control with the Group, consisting of $138,000 (due from) at December 31, 2004 and $0 at December 31, 2003, and (ii) Magnus Carriers Corporation, consisting of $915,000 (due from) at December 31, 2004 and $529,000 (due to) at December 31, 2003. There are no terms of settlement for these amounts.

(e)    Crewing

Crewing for the Group is undertaken by Magnus Carriers through a related entity, Poseidon Marine Agency. The Group paid manning fees of $277,655 for the year ended December 31, 2004 and $58,000 for the period ended December 31, 2003.

18.    Sale of vessels

In December 2004, the Company completed the sale of the M/V CMA CGM Seine and M/V CMA CGM Makassar to International Container Ships KS, a related party, for an amount of $32.5 million each. The proceeds consisted of cash amounting to $30 million for each vessel, an amount of $1.5 million paid directly to shareholders, and deferred consideration amounting to $1 million for each vessel. The deferred consideration is due and payable in one balloon payment on December 21, 2010 or upon sale or total loss of the vessel, and interest is charged on the balance at 3.5% per annum.

The vessels had a net book value of $55.8million and remaining unamortized deferred revenue related to assumed charters at acquisition of $5.7 million. The net gain on sale of $14.7 million is separately shown in the income statement.

Through subsidiaries, Aries Energy, a related party, retained a 25% shareholding in International Container Ships KS.

Subsequent to the binding decision to dispose of the M/V CMA CGM Seine and M/V CMA CGM Makassar and in a separate transaction pursuant to an agreement dated December 28, 2004, entered into by Magnus Carriers and International Container Ships KS, Magnus Carriers and the Company have the option, or

ARIES MARITIME TRANSPORT LIMITED

DECEMBER 31, 2004 AND DECEMBER 31, 2003

(All amounts in tables expressed in thousands of U.S. Dollars)

Notes to the Predecessor Combined Carve-out Financial Statements (continued)

obligation on completion of the initial public offering of shares of the Company prior to June 21, 2005 and which results in gross sale proceeds to the Company of at least $140 million, to purchase both vessels at any time between February 21, 2005 and June 21, 2005. The price of the vessels, based on a delivery date of February 21, 2005 would have been $72.4 million and for every day later, the price is reduced by $12,900 ($6,450 per vessel).

On May 11, 2005, further to an addendum to the above agreement, the date of purchase of the two vessels was extended to July 21, 2005.

19.    Post Balance Sheet Events

(a)	Initial Public Offering

In December 2004, the Company commenced preparation for an initial public offering in the United States under the United States Securities Act of 1933, as amended.

Concurrently with the closing of the initial public offering, the Company will enter into a new $290 million senior secured credit agreement with the Bank of Scotland and Fortis Bank as lead arrangers. The credit agreement will consist of a $140 million term loan facility and a $150 million revolving acquisition facility. The borrowings and the net proceeds from the public offering will be used to repay existing indebtedness as well as, to acquire two additional container vessels pursuant to an option agreement entered into with an affiliate of Aries Energy.

(b)	Management Agreement

In March 2005, each of the vessel-owning subsidiaries entered into ten-year ship management agreements with Magnus Carriers. Under the agreements, Magnus Carriers will be responsible for all technical management of the vessel-owning subsidiaries. Each of the vessel-owning subsidiaries will pay management fees based on the jointly established budgeted vessel operating expenses, which will increase by 3% annually and be subject to adjustment every three years. If actual expenses exceed the corresponding budgeted amounts, the relevant subsidiary and Magnus Carriers will bear the excess expenditures equally except for expenses that relate to any improvement, structural changes or installation of new equipment required by law or regulation, which will be paid solely by the relevant subsidiary.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers.

We are a Bermuda exempted company. The BCA provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. The BCA further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section BCA.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnification provided in the bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided these rights do not extend to his or her fraud or dishonesty.

Our bye-laws further provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer.

Our bye-laws also provide that no officers or directors shall be answerable for the acts, receipts, neglects or defaults of the other officers or directors, or for any bankers or other persons with whom any moneys or effects belonging to the company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the company shall be placed out on or invested.

Our bye-laws further provide that we shall pay to or on behalf of any such director or officer any and all costs and expenses associated in defending or appearing or giving evidence in the proceedings referred to above as and when such costs and expenses are incurred, provided that in the event of a finding of fraud or dishonesty (such fraud or dishonesty having been established in a final judgment or decree not subject to appeal), such person shall reimburse to the company all funds paid by the company in respect of costs and expenses of defending such proceedings.

The BCA permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. Our bye-laws provide that we may purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him under the BCA in his capacity as a director or officer or indemnifying such director or officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to us or our subsidiaries.

The SEC has informed us that, to the extent that indemnification for liabilities arising under U.S. federal securities laws may be permitted to directors or officers under the BCA or our memorandum of association or bye-laws, such indemnification is against public policy and thus unenforceable.

Item 7.    Recent Sales of Unregistered Securities.

We were formed in January 2005 as a wholly owned subsidiary of Rocket Marine Inc., a wholly owned subsidiary of Aries Energy. Pursuant to a 100 to 1 share-split in March 2005, Rocket Marine’s initial 12,000 common shares were redenominated to 1.2 million common shares. Subsequent to our formation in January, we issued 300 common shares to certain subsidiaries of Aries Energy, as consideration for their contribution to us of all the issued and outstanding capital stock of our vessel-owning subsidiaries. These subsidiaries then transferred those 300 shares as a dividend to their sole shareholder, Aries Energy, which in turn distributed the shares to Rocket Marine on             , 2005. Those issuances were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof as transactions not involving any public offering.

On             , 2005, we issued                  common shares to Rocket Marine Inc. This issuance was exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof as a transaction not involving any public offering.

Item 8.    Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*

3.1	Memorandum of Association of Aries Maritime Transport Limited.*

3.2	Bye-laws of Aries Maritime Transport Limited.*

4.1	Form of common share certificate of Aries Maritime Transport Limited.*

5.1	Form of Opinion of Appleby Spurling Hunter, Bermuda counsel for the issuer, regarding validity of the shares.

8.1	Form of Opinion of Seward & Kissel LLP, counsel for the issuer, regarding U.S. tax matters.

8.2	Form of Opinion of Appleby Spurling Hunter regarding Bermuda tax matters.

10.1	Form of Senior secured credit agreement.*

10.2	Exchange Agreement.*

10.3	Form of Ship Management Agreement.

10.4	Option Agreement, between Magnus Carriers Corporation and International Container Ships K/S dated December 28, 2004.*

10.5	Form of Registration Rights Agreement.*

10.6	Form of Equity Incentive Plan.*

10.7	Form of Right of First Refusal in Favor of Company.*

21.1	List of Subsidiaries.

23.1	Consent of PricewaterhouseCoopers, S.A.

23.2	Consent of Braemar Container Shipping and Chartering ltd.

23.3	Consent of Braemar Seascope plc.

23.4	Consent of Appleby Spurling Hunter (included in its opinions filed as Exhibit 5.1 and Exhibit 8.2).

23.5	Consent of Seward & Kissel LLP.

23.6	Consent of Per Olav Karlsen.

23.7	Consent of Henry S. Marcus.

23.8	Consent of Panagiotis Skiadas.

23.9	Powers of Attorney.**

*	To be filed by amendment.
**	Contained on the signature page hereto.

Item 9.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 16th day of May, 2005.

ARIES MARITIME TRANSPORT LIMITED

By:	/s/ MONS S. BOLIN
Name: Mons S. Bolin
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary J. Wolfe and Robert E. Lustrin, or either of them, with full power to act alone, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on May 13, 2005 in the capacities indicated.

Signature	Title

/s/ MONS S. BOLIN Mons S. Bolin	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ RICHARD J.H. COXALL Richard J.H. Coxall	Director, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on May 16, 2005.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
Name: Donald J. Puglisi
Title: Managing Director

II-4